   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 2002

                                                 REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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                         MAGNUM HUNTER RESOURCES, INC.
             (Exact name of Registrant as specified in its charter)

               NEVADA                                1311                              87-0462881
  (State or Other Jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   Incorporation or Organization)        Classification Code Number)              Identification No.)

                             ---------------------

                                                                       MORGAN F. JOHNSTON
                                                           VICE PRESIDENT, GENERAL COUNSEL & SECRETARY
       600 EAST LAS COLINAS BLVD., SUITE 1100                600 EAST LAS COLINAS BLVD., SUITE 1100
                 IRVING, TEXAS 75039                                   IRVING, TEXAS 75039
                   (972) 401-0752                                   TELEPHONE: (972) 401-0752
 (Address, including zip code, and telephone number,                FACSIMILE: (972) 443-6470
                      including                         (Name, address, including zip code, and telephone
   area code, of registrant's principal executive                            number,
                      offices)                             including area code, of agent for service)

                             ---------------------

                                   Copies to:

                               DAVID E. MORRISON
                                MATTHEW D. PIPES
                          FULBRIGHT & JAWORSKI L.L.P.
                          2200 ROSS AVENUE, SUITE 2800
                              DALLAS, TEXAS 75201
                           TELEPHONE: (214) 855-8301
                           FACSIMILE: (214) 855-8200
                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

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                                                                                 PROPOSED               PROPOSED
                                                        AMOUNT TO BE         MAXIMUM OFFERING      MAXIMUM AGGREGATE
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED       REGISTERED           PRICE PER UNIT         OFFERING PRICE
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Warrants to purchase common stock...                 7,228,457 warrants            (3)                    (3)
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Common stock, $0.002 par value per share(2)...        7,228,457 shares            $15.00              $108,426,855
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                                                          AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED   REGISTRATION FEE(1)
--------------------------------------------------  ----------------------
Warrants to purchase common stock...                         (3)
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Common stock, $0.002 par value per share(2)...              $9,975
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(1) Calculated in accordance with Rule 457(g) of the Securities Act. Because both the warrants and the common stock underlying the warrants are being registered for distribution under this registration statement, for purposes of Rule 457(g), no separate registration fee is required for the warrants.

(2) Includes the associated rights to purchase preferred stock, which initially are attached to and will trade with the shares of common stock being registered hereby upon the issuance of such common stock.

(3) The warrants will be issued to record holders of common stock at no cost to the holders.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2002
PROSPECTUS

                  7,228,457 WARRANTS TO PURCHASE COMMON STOCK
                                7,228,457 SHARES

                              [MAGNUM HUNTER LOGO]

                         MAGNUM HUNTER RESOURCES, INC.
                                  COMMON STOCK
                                $15.00 PER SHARE

                             ---------------------

     We are distributing transferable common stock purchase warrants to holders of our common stock. If these holders exercise all of the warrants issued to them in this warrants offering, we will issue up to 7,228,457 shares of common stock.

     Our common stock is listed on the American Stock Exchange under the symbol "MHR."

                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE EXERCISING THE WARRANTS ISSUED IN THIS WARRANTS OFFERING.

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                                                              PER SHARE      TOTAL
                                                              ---------   ------------
Exercise price..............................................   $15.00     $108,426,855
Proceeds, before expenses, to Magnum Hunter Resources,
  Inc. .....................................................   $15.00     $108,426,855

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is February 11, 2002.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
QUESTIONS AND ANSWERS ABOUT THE
  WARRANTS OFFERING...................  Q-1
SUMMARY...............................    1
SUMMARY UNAUDITED PRO FORMA FINANCIAL
  AND OPERATING INFORMATION...........    4
SUMMARY HISTORICAL CONSOLIDATED
  FINANCIAL AND OPERATING DATA OF
  MAGNUM
  HUNTER..............................    8
SUMMARY HISTORICAL CONSOLIDATED
  FINANCIAL AND OPERATING DATA OF
  PRIZE...............................   10
COMPARATIVE PER SHARE DATA............   12
RISK FACTORS..........................   13
DISCLOSURE REGARDING FORWARD-LOOKING
  STATEMENTS..........................   23

                                        PAGE
                                        ----

THE WARRANTS OFFERING.................   24
USE OF PROCEEDS.......................   28
PLAN OF DISTRIBUTION..................   28
FEDERAL INCOME TAX CONSIDERATIONS.....   29
MAGNUM HUNTER AFTER THE MERGER........   33
PRICE RANGE OF COMMON STOCK...........   39
UNAUDITED CONDENSED PRO FORMA
  CONSOLIDATED FINANCIAL STATEMENTS...   40
DESCRIPTION OF CAPITAL STOCK..........   49
LEGAL MATTERS.........................   51
EXPERTS...............................   51
IF YOU WOULD LIKE ADDITIONAL
  INFORMATION.........................   51
COMMONLY USED OIL AND GAS TERMS.......   54

     THIS DOCUMENT INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT MAGNUM HUNTER AND PRIZE THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. SEE "IF YOU WOULD LIKE ADDITIONAL INFORMATION" FOR A LISTING OF DOCUMENTS INCORPORATED BY REFERENCE. THESE DOCUMENTS ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF SHARES OF OUR COMMON STOCK, UPON REQUEST DIRECTED TO MICHAEL P. MCINERNEY, VICE PRESIDENT, DEVELOPMENT & INVESTOR RELATIONS, MAGNUM HUNTER RESOURCES, INC., 600 EAST LAS COLINAS BOULEVARD, SUITE 1100, IRVING, TEXAS 75039, TELEPHONE (972) 401-0752.

               QUESTIONS AND ANSWERS ABOUT THE WARRANTS OFFERING

WHO WILL RECEIVE WARRANTS IN THIS OFFERING?

     We are distributing to our common stockholders, at no charge, one warrant for every five shares of our common stock that they owned on January 10, 2002. However, our common stock will not trade ex-rights until after the registration statement, of which this document forms a part, is effective. Accordingly, any sales of common stock by our stockholders between the January 10, 2002 record date and the ex-rights date will be subject to "due bills" by which the selling stockholders are obligated to deliver, upon receipt, the applicable warrants to the purchasers of the common stock who at the time of the transaction paid a "rights on" price. In effect, the rights to the warrants are typically sold with the common stock until the ex-rights date.

WHAT IS A WARRANT?

     Each warrant entitles you to purchase directly from us one share of our
common stock for $15.00. Each warrant will expire on           , 2005. When you
"exercise" a warrant, that means that you choose to purchase the common stock that the warrant entitles you to purchase. You may exercise any number of your warrants, or you may choose not to exercise any warrants. We are not distributing any fractional warrants.

WHAT IS A WARRANTS OFFERING?

     A warrants offering is an opportunity for you to purchase shares of our common stock at a fixed price and in an amount proportional to your existing interest in our common stock. This enables our common stockholders to maintain their current percentage ownership in our common stock if all common stockholders exercise their warrants acquired in this warrants offering. If relatively few common stockholders exercise their warrants, the warrants offering gives you an opportunity to increase your percentage ownership in our common stock.

WHY IS MAGNUM HUNTER ENGAGING IN A WARRANTS OFFERING?

     We believe that our common stock may be under-valued. We desire to reward our common stockholders who have maintained their ownership position with us. We hope that the issuance of the warrants will enable our common stockholders to benefit upon the exercise of such warrants if in the future the price of our common stock exceeds $15.00 per share. Additionally, recipients of warrants may instead be able to benefit through the sale of their warrants. Finally, purchases of common stock directly from us will also provide us with additional capital to assist us in our growth plans.

HOW MUCH MONEY WILL MAGNUM HUNTER RECEIVE FROM THE WARRANTS OFFERING?

     Our gross proceeds from the warrants offering depend on the number of warrants that are exercised. If our common stockholders exercise all of the warrants, we will receive proceeds of approximately $108 million. Because it would not make sense to exercise a warrant until the price of our common stock exceeds $15.00, we do not know when or if we will receive any proceeds from this warrants offering or the amount of any such proceeds.

HOW WILL MAGNUM HUNTER USE THE PROCEEDS FROM THE WARRANTS OFFERING?

     To the extent we receive proceeds from the sale of common stock issued upon exercise of the warrants, we anticipate that any net proceeds will be used for general corporate purposes, which may include, but are not limited to:

     - payments on or refinancings of indebtedness;

     - working capital;

     - capital expenditures; and

     - acquisitions.

     See "Use of Proceeds" for additional information on our use of the proceeds from this offering.

HOW DID MAGNUM HUNTER ARRIVE AT THE $15.00 PER SHARE EXERCISE PRICE?

     We arbitrarily determined the exercise price of the warrants and it does not necessarily bear any relation to the actual value of Magnum Hunter, our operating results, our financial condition or other established criteria of value. However, in determining the exercise price of the warrants, our board of directors took into account the historic trading prices of our common stock, the likelihood of completing an acquisition or business combination with another oil and gas company during the year 2002 and the range of valuations that Magnum Hunter might expect to receive going forward. The exercise price does not necessarily indicate any future market price of our common stock. We cannot guarantee that the market price of our common stock will exceed the exercise price of the warrants at any time during or after the warrants exercise period.

HOW DO I EXERCISE MY WARRANTS?

     To exercise warrants you own, you must properly complete the attached warrant certificate and forward it to our warrants agent, American Stock
Transfer & Trust Company, on or before           , 2005. The address for
American Stock Transfer & Trust Company is on page 28. Your warrant certificate must be accompanied by proper payment for each share that you wish to purchase. If you are a beneficial owner of shares of common stock and such shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you will need to contact such nominee to exercise your warrants. See "The Warrants Offering -- Exercise of Warrants" and "-- Method of Payment" for more information on how to exercise your warrants.

WHEN WILL MY WARRANTS EXPIRE?

     The warrants will expire at 5:00 p.m., New York City time, on           ,
2005, unless we decide to extend the expiration date of the warrants.

AFTER I EXERCISE MY WARRANTS, CAN I CHANGE MY MIND?

     No. Once you send in your warrant certificate and payment, you cannot revoke the exercise of your warrants.

IS EXERCISING MY WARRANTS RISKY?

     The exercise of your warrants involves a degree of risk. You should carefully consider the "Risk Factors" described in this document, beginning on page 13.

WHAT HAPPENS IF I CHOOSE NOT TO EXERCISE MY WARRANTS?

     You will retain your current number of shares of common stock even if you do not exercise your warrants. If you do not exercise your warrants, your current percentage ownership in Magnum Hunter and your voting rights could be diluted if other common stockholders decide to exercise their warrants. See "Risk Factors -- Risks Relating to the Warrants Offering" for more information regarding the dilution of your interest if you do not exercise your warrants.

CAN I SELL MY WARRANTS?

     Yes, the warrants are transferable, but there is currently no active trading market for the warrants. It is expected that the warrants will be approved for listing on a national stock exchange. However, we cannot assure you that you will be able to sell your warrants at all or at a price that is satisfactory to you. See "Risk Factors -- Risks Relating to the Warrants Offering" for more information on your ability to transfer the warrants without exercising them for common stock.

CAN MAGNUM HUNTER BUY BACK MY WARRANTS?

     Yes, we can redeem all or any number of the warrants at a redemption price of $0.001 per warrant, upon at least 30 days written notice. If we elect to redeem only a portion of the warrants outstanding, we will make any partial redemption on a pro-rata basis to all warrantholders. However, you may exercise your warrants at any time prior to the expiration of the 30-day redemption notice period.

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY WARRANTS?

     The receipt and exercise of warrants are intended to be nontaxable to our common stockholders. Recipients who sell their warrants may be taxed on all or a portion of the proceeds from that sale. You should seek specific tax advice from your personal tax advisor. See "Federal Income Tax Considerations -- Taxation of U.S. Stockholders" and "-- Taxation of Non-U.S. Stockholders" for more information regarding the taxation of your ownership and exercise of the warrants and your ownership of the underlying common stock.

WHEN WILL I RECEIVE MY NEW SHARES?

     If you purchase shares of common stock by exercising your warrants, we will send you certificates representing those shares as soon as practicable after you exercise your warrants.

HOW MANY SHARES WILL BE OUTSTANDING AFTER THE EXPIRATION OR EXERCISE OF THE WARRANTS?

     As of January 10, 2002, we had 36,142,284 shares of common stock outstanding. The number of shares of common stock outstanding after the warrants' expiration or exercise will depend on the number of shares that are purchased before the expiration of the warrants. If warrantholders exercise all of their warrants, we will issue a total of 7,228,457 new shares of common stock. We would then have approximately 77,285,777 shares of common stock issued and outstanding as of January 10, 2002 on a pro forma basis, after giving effect to the exercise of all warrants distributed in this warrants offering and the issuance of approximately 33,915,036 shares of common stock in the merger with Prize, assuming no other issuances.

ARE THERE ANY DIFFERENCES BETWEEN EXERCISING THE WARRANTS IN THIS WARRANTS OFFERING AND BUYING SHARES OF OUR COMMON STOCK IN THE OPEN MARKET?

     Yes. Some of the differences are:

     - Price -- It will cost you $15.00 per share of common stock that you purchase by exercising your warrants. The price per share of common stock purchased on the open market may be higher or lower than the $15.00 per share price. On February 8, 2002, the last reported sales price of our common stock on the American Stock Exchange was $7.57 per share. See "Price Range of Common Stock" for more information on historical prices of our common stock.

     - Limit on number of shares -- The warrants you initially receive under this warrants offering only entitle you to purchase one additional share for every five shares of common stock you owned on January 10, 2002 or subsequently acquired before our common stock began trading ex-rights, assuming you continue to own these shares on the ex-rights date. If you want to significantly increase your ownership interest in Magnum Hunter, you may be able to acquire more shares of common stock at a lower price on the open market.

     - Dilutive effect -- A purchase on the open market will increase your ownership interest in Magnum Hunter slightly more than exercising the same number of warrants because of the dilution that results from issuances of additional shares by Magnum Hunter.

     - Proceeds -- The purchase price for any purchases of our common stock that you make in the open market will go to the seller of the shares you purchase. If you decide to exercise your warrants, we will receive the purchase price.

WHOM CAN I TALK TO IF I HAVE MORE QUESTIONS?

     If you have more questions about the warrants offering, please contact:

     Morgan F. Johnston
     Vice President, General Counsel and Secretary
     Magnum Hunter Resources, Inc.
     600 East Las Colinas Blvd., Suite 1100
     Irving, Texas 75039
     (972) 401-0752

     If you have general questions about Magnum Hunter, please contact:

     Michael P. McInerney
     Vice President, Development & Investor Relations
     Magnum Hunter Resources, Inc.
     600 East Las Colinas Blvd., Suite 1100
     Irving, Texas 75039
     (972) 401-0752

                                    SUMMARY

     This summary highlights selected information from this document. To understand the warrants offering fully, and before exercising or selling your warrants, you should carefully read this entire document, including the annexes and the other documents to which we have referred you in "If You Would Like Additional Information" on page 51. We have included page references in this summary to direct you to more complete descriptions of the topics presented in this summary. Additionally, see "Commonly Used Oil and Gas Terms' on page 54 for definitions of industry terms used in this document. YOU SHOULD PAY PARTICULAR ATTENTION TO THE RISK FACTORS BEGINNING ON PAGE 13.

                                  THE COMPANY

     MAGNUM HUNTER RESOURCES, INC.
     600 East Las Colinas Blvd., Suite 1100
     Irving, Texas 75039
     Phone: (972) 401-0752

     Magnum Hunter is a publicly traded independent oil and gas exploration and production company that has grown rapidly through strategic acquisitions and selective drilling projects. We currently have ownership interests in more than 3,000 wells in the Permian Basin of West Texas and Southeastern New Mexico, the Mid-Continent area of Oklahoma and the Texas Panhandle and the shallow Gulf of Mexico offshore Texas and Louisiana. We also maintain an active exploration program primarily focused in the shallow water Gulf of Mexico. Our common stock is listed on the American Stock Exchange under the symbol "MHR."

                               WARRANTS OFFERING

     We have approved the distribution to our stockholders of record on January 10, 2002, of one warrant for every five shares of common stock at an exercise price of $15.00 per share. These warrants will be exercisable by their holders for a period of three years from the date of distribution. We have filed a registration statement with the SEC, of which this document forms a part, covering the warrants and the shares underlying the warrants. The stockholders of Prize will not receive any of these warrants in the merger discussed below or otherwise.
                           PROPOSED MERGER WITH PRIZE

     We recently entered into a merger agreement with Prize Energy Corp. Prize is a publicly traded independent oil and gas company engaged primarily in the acquisition, enhancement and exploitation of producing oil and gas properties. Prize currently owns oil and gas properties principally located in three core operating areas, which are in the Permian Basin of West Texas and Southeastern New Mexico, the onshore Gulf Coast area of Texas and Louisiana and the Mid-Continent area of Oklahoma and the Texas Panhandle. Over 80% of Prize's oil and gas property base is located in Texas. Prize common stock is listed on the American Stock Exchange under the symbol "PRZ."

     Upon completion of the merger, Magnum Hunter will remain an independent, but substantially larger company headquartered in Irving, Texas. Our principal activity will be the exploration, acquisition, development and production of crude oil and natural gas. In addition, we will continue to gather and transmit natural gas, and also to manage and operate producing oil and gas properties for third-parties on a contract basis.

     The proposed merger, which is subject to the approval of Magnum Hunter's and Prize's stockholders and other conditions, is expected to close on March 15, 2002. As a result of the merger, we will be owned approximately 52% by our current stockholders and 48% by the former stockholders of Prize, without taking into account the options and warrants that will be outstanding after the merger.

     When the merger is completed, Prize stockholders will receive, for each share of Prize common stock they own, merger consideration consisting of 2.5 shares of Magnum Hunter common stock plus a cash payment ranging from $0.25 to $5.25 per share, based on the price of Magnum Hunter common stock before the merger. The cash portion of the merger consideration will be sufficient to cause the total value of the consideration to equal $24.00 per share provided that the value of Magnum Hunter shares as determined in the merger agreement is between $7.50 and $9.50 per share, inclusive. The value of the Magnum Hunter shares will be established as the average of the closing prices during the 20 trading day period ending on the fourth trading day prior to the merger.

                        BENEFITS OF THE MERGER (PAGE 33)

     The combination of Magnum Hunter and Prize will create a mid-size independent oil and gas exploration and production company in terms of market capitalization, total proved reserves and annual production. We expect the merger to provide us with the following advantages:

     LARGER AND MORE DIVERSIFIED ASSET BASE. At year-end 2000, Magnum Hunter and Prize combined would have had aggregate total proved reserves of approximately 960 Bcfe with a reserve to production ratio of approximately 12 years. On an energy equivalent basis, about 55% of these reserves were natural gas and 45% were oil and natural gas liquids. These reserves are concentrated in four primary operating areas: the Permian Basin of West Texas and Southeastern New Mexico, the Mid-Continent area of Oklahoma and the Texas Panhandle, the onshore region of South Texas and Louisiana, and offshore Gulf of Mexico. In addition to the proved oil and gas properties, the combined company would have had approximately 234,000 net acres of exploration acreage at year-end 2001.

     The merger should also cause Magnum Hunter to have substantial increases in oil and natural gas production from the combined company's reserve base and mineral acreage ownership position. Assuming the merger was effective January 1, 2001, our average net daily production for the nine months ended September 30, 2001 would have been 232 MMcfe.

     INCREASED FINANCIAL STRENGTH AND FLEXIBILITY. At February 6, 2002 the combined equity market capitalization of Magnum Hunter and Prize would have been approximately $521.3 million. Accordingly, we believe that we will have greater access to capital than either Magnum Hunter or Prize has alone. In addition, we believe that we will have an enhanced ability to pursue acquisitions and to participate in further consolidation opportunities among independent exploration and production companies.

     COST SAVINGS. We expect the merger to result in $8 million to $10 million in annual cost savings for the combined company due to reduced operating and general and administrative expenses. We plan to consolidate the corporate headquarters and selected field offices of Magnum Hunter and Prize, eliminate duplicate staff and expenses, achieve purchasing synergies and implement other cost saving measures.

     IMPROVED CAPITAL EFFICIENCIES. We plan to pursue the best exploration opportunities available to the combined company and to focus on exploitation projects with the highest potential rates of return. In addition, we believe that we will be better able to pursue and accelerate development, exploitation, and exploration opportunities in our inventory due to our enhanced financial strength. As a result, we believe that after the merger we will have the potential for greater returns on capital employed than either Magnum Hunter or Prize could achieve alone.

     GREATER HUMAN AND TECHNOLOGICAL RESOURCES. We will have significant expertise with regard to various oilfield technologies, including new vintage 3-D seismic interpretation capabilities, enhanced oil recovery, deep onshore natural gas drilling, shallow offshore drilling and other exploration, production and processing technologies. As a result, we expect to have an enhanced ability to acquire, explore for, develop and exploit oil and natural gas reserves domestically both onshore and offshore.

         BUSINESS STRATEGY OF MAGNUM HUNTER AFTER THE MERGER (PAGE 34)

     After the merger, our overall strategy will be to increase our reserves, production, cash flow and earnings utilizing a properly balanced program of:

     - selective exploration;

     - the exploitation and development of acquired properties; and

     - strategic acquisitions of additional proved reserves.

                         NEW CREDIT FACILITY (PAGE 35)

     Completion of the merger with Prize will, at a minimum, require both Magnum Hunter and Prize to obtain waivers or consents from the lenders under their respective credit facilities. Our management expects, however, that it will be necessary to establish a new credit facility secured by the assets of the combined company. We received proposals from each of five financial
institutions for a new credit facility. As of February   , 2002, we had received
executed commitment letters from two large financial institutions for a new credit facility, each with an initial borrowing base of $500 million. We are presently evaluating the two commitment letters.

                MARKET PRICE AND DIVIDEND INFORMATION (PAGE 39)

     Our common stock is traded on the American Stock Exchange. On December 17, 2001, the last trading day before we announced the merger with Prize, our common stock closed at $8.30 per share. On January 10, 2002, the record date for this warrants offering, our common stock closed at $7.95 per share. On February 8, 2002, the most recent date prior to distribution of this document, our common stock closed at $7.57 per share. You should obtain current share price quotations before selling or exercising your warrants.

     Neither Magnum Hunter nor Prize has paid any cash dividends on its common stock since becoming a publicly held corporation. We do not intend to pay cash dividends on our common stock in the foreseeable future.

                     RECENT HEDGING TRANSACTIONS (PAGE 35)

     Periodically, we enter into hedging transactions to reduce the effects of fluctuations in crude oil and natural gas prices. At January 1, 2002, we had none of our oil production hedged. At January 1, 2002, we had open contracts for natural gas price swaps of 60 MMcf per day of gas at $2.87 per Mcf through December 31, 2002 and 50 MMcf per day of gas at $2.88 per Mcf from January 1, 2003 through June 30, 2003. None of these hedges were with Enron, which recently filed for bankruptcy.

                     SUMMARY UNAUDITED PRO FORMA FINANCIAL
                           AND OPERATING INFORMATION

     The following unaudited pro forma financial and operating unaudited information has been prepared to assist in your analysis of the financial effects of the merger in connection with any decision to sell or exercise the warrants. This unaudited pro forma information is based on the historical and operating financial information of Magnum Hunter and Prize.

     The information was prepared based on the following:

     - The merger will be accounted for as a purchase of Prize by Magnum Hunter. Under this accounting method, Magnum Hunter will record Prize's assets and liabilities at their fair values and, if the purchase price exceeds the total of these fair values, Magnum Hunter will record the excess as goodwill.

     - Magnum Hunter will continue to utilize the full cost method of accounting for its oil and gas activities.

     - Although management of Magnum Hunter expects to achieve some cost savings from the consolidation of the corporate headquarters of Magnum Hunter and Prize and the elimination of duplicate staff and expenses, no cost savings have been reflected in this unaudited pro forma information.

     - In connection with the merger, Magnum Hunter intends to enter into a new credit facility to consolidate Magnum Hunter's and Prize's existing credit facilities and to fund the cash portion of the purchase price and other expenses of the merger. The unaudited pro forma financial information includes additional interest expense on the new borrowings based on Magnum Hunter's historical interest rate on its existing credit facilities. There can be no assurance that Magnum Hunter will be able to enter into a new credit facility or that such facility can be entered into at interest rates comparable to the existing interest rates.

     - In connection with the merger, Prize stockholders will receive, for each share of Prize common stock they own, 2.5 shares of Magnum Hunter common stock and a cash payment ranging from $0.25 to $5.25 per share for total consideration of $24.00 per share, provided that the value of Magnum Hunter common stock, as determined in the merger agreement, is between $7.50 and $9.50 per share, inclusive. For purposes of the unaudited pro forma financial information, we have assumed a price of $8.00 per share for each share of Magnum Hunter common stock (based on the average of the closing prices of Magnum Hunter common stock during the period beginning five trading days before and ending five trading days after the announcement of the merger) and a cash component of $4.00 for each share of Prize common stock.

     - The pro forma statement of operations data assume the merger occurred on January 1, 2000, while the pro forma balance sheet data assume the merger occurred on September 30, 2001.

     - Because the exercise price of the warrants being issued to Magnum Hunter stockholders is greater than the current market price of Magnum Hunter common stock, we have assumed that no proceeds will be received by Magnum Hunter for purposes of the pro forma financial statements.

     The unaudited pro forma information is presented for illustrative purposes only. If the merger had occurred in the past, Magnum Hunter's financial position or operating results might have been different from those presented in the unaudited pro forma information. You should not rely on the unaudited pro forma information as an indication of the financial position or operating results that Magnum Hunter would have achieved if the merger had occurred on September 30, 2001, or January 1, 2000. You also should not rely on the unaudited pro forma information as an indication of the future results that Magnum Hunter will achieve after the merger. The unaudited pro forma financial information should be read together with the historical consolidated financial statements of Magnum Hunter and Prize incorporated by reference in this document and the unaudited condensed pro forma consolidated financial statements of Magnum Hunter included elsewhere in this document.

                                                                MAGNUM HUNTER UNAUDITED
                                                                       PRO FORMA
                                                              ----------------------------
                                                               NINE MONTHS
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2001            2000
                                                              -------------   ------------
STATEMENT OF OPERATIONS DATA:
(IN THOUSANDS, EXCEPT SHARE DATA)
  Operating revenues:
     Oil and gas sales......................................   $   252,866    $   255,541
     Gas gathering, marketing, and processing...............        15,707         20,010
     Oilfield management services...........................         1,394          1,448
                                                               -----------    -----------
          Total operating revenues..........................       269,967        276,999
                                                               -----------    -----------
  Operating costs and expenses:
     Oil and gas production lifting costs...................        47,304         48,397
     Production taxes and other costs.......................        23,934         26,934
     Gas gathering, marketing and processing................        14,086         15,685
     Oilfield management services...........................           955            903
     Depreciation, depletion and amortization...............        63,365         65,161
     Gain on sale of assets.................................            (4)           (28)
     General and administrative.............................        15,049         15,268
                                                               -----------    -----------
          Total operating costs and expenses................       164,689        172,320
                                                               -----------    -----------
  Operating profit..........................................       105,278        104,679
     Equity in earnings of affiliate........................         1,189          1,307
     Other income...........................................         5,679          1,252
     Interest expense.......................................       (29,930)       (44,459)
                                                               -----------    -----------
  Income before income taxes................................        82,216         62,779
     Provision for income taxes.............................       (30,738)       (19,752)
                                                               -----------    -----------
  Net income................................................        51,478         43,027
     Preferred dividend.....................................            --        (10,167)
                                                               -----------    -----------
  Income available to common stockholders...................   $    51,478    $    32,860
                                                               ===========    ===========
     Income per common share -- basic.......................   $      0.75    $      0.60
                                                               ===========    ===========
     Income per common share -- diluted.....................   $      0.72    $      0.56
                                                               ===========    ===========
  Common shares used in per share calculation:
     Basic..................................................    68,705,258     54,771,890
     Diluted................................................    71,383,497     66,749,306
OTHER FINANCIAL AND OPERATING DATA:
(IN THOUSANDS)
     Capital expenditures...................................   $   267,581    $   203,834
     EBITDA(1)..............................................       174,322        171,092
     Net cash provided by operating activities..............       158,889         97,666
     Net cash used in investing activities..................      (255,030)       (74,726)
     Net cash provided by (used in) financing activities....   $   105,834    $   (24,671)

                                                              MAGNUM HUNTER
                                                              UNAUDITED PRO
                                                               FORMA AS OF
                                                              SEPTEMBER 30,
                                                                  2001
                                                              -------------
BALANCE SHEET DATA (IN THOUSANDS, EXCEPT SHARE DATA):
  Working capital...........................................   $   24,450
  Net property, plant and equipment.........................      923,201
  Total assets..............................................    1,130,286
  Total debt................................................      570,512
  Total stockholders' equity................................      393,802
  Book value per share......................................   $     5.66

                                                                MAGNUM HUNTER UNAUDITED
                                                                       PRO FORMA
                                                              ----------------------------
                                                               NINE MONTHS
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2001            2000
                                                              -------------   ------------
PRODUCTION, PRICE AND OTHER DATA:
  Average daily production:
     Oil/liquids (Bbls).....................................      14,147          13,310
     Natural gas (Mcf)......................................     147,531         118,496
     Total (Mcfe)...........................................     232,410         198,353
  Average realized prices (includes the effects of hedging):
     Oil/liquids (Bbl)......................................    $  24.06        $  22.57
     Natural gas (Mcf)......................................        3.97            3.38
     Total (Mcfe)...........................................        3.98            3.53
  Costs per Mcfe:
     Oil and gas production lifting costs...................    $   0.75        $   0.67
     Production taxes and other costs.......................        0.38            0.37
     Depreciation, depletion and amortization...............        1.00            0.90
     General and administrative.............................        0.24            0.21

---------------

(1) EBITDA is defined as income (loss) from continuing operations before income taxes, minority interest and equity in earnings of affiliate, plus the sum of depletion and depreciation and interest expense. EBITDA is presented because it is commonly accepted in the oil and gas industry as a financial indicator of a company's ability to service or incur debt and because it is a component of Magnum Hunter's debt covenants. EBITDA is also presented because investors routinely request such information. Management of Magnum Hunter interprets trends in EBITDA in a similar manner as trends in net income. EBITDA should be used as a supplement to, and not as a substitute for, net income and cash provided by operating activities, determined in accordance with generally accepted accounting principles, as measures of Magnum Hunter's profitability and liquidity. There may be operational or financial demands and requirements that reduce management's discretion over the use of EBITDA. EBITDA as used by Magnum Hunter may not be comparable to similarly titled measures used by other companies.

                                                                                       MAGNUM HUNTER
                                                                                       UNAUDITED PRO
                                                                                        FORMA AS OF
                                                     HISTORICAL                        DECEMBER 31,
                                                    MAGNUM HUNTER   HISTORICAL PRIZE       2000
                                                    -------------   ----------------   -------------
PROPERTY DATA(1):
  Proved reserves:
     Oil/liquids (MBbls)..........................       22,303            49,038           71,341
     Natural gas (MMcf)...........................      233,208           298,430          531,638
     Total (MMcfe)................................      367,029           592,658          959,684
  PV-10 Value (in thousands)......................   $1,099,527        $1,657,810       $2,757,337
  Standardized Measure of Discounted Future Net
     Cash Flows (in thousands)....................   $  804,923        $1,121,345       $1,926,268

---------------

(1) Based on December 31, 2000 NYMEX oil price of $26.80 per Bbl and NYMEX gas price of $9.78 per Mcf, both as adjusted for the applicable location and quality differentials.

     The following table sets forth supplemental summary information with respect to the pro forma proved oil and gas reserves of Magnum Hunter as of December 31, 2000, assuming a NYMEX oil price of $19.78 per Bbl and NYMEX gas price of $2.72 per Mcf, which were the prices on December 31, 2001, adjusted for the applicable location and quality differentials:

                                                HISTORICAL     HISTORICAL   MAGNUM HUNTER
                                               MAGNUM HUNTER     PRIZE        PRO FORMA
                                               -------------   ----------   -------------
Proved Reserves:
  Oil/liquids (MBbls)........................      20,948         44,938        65,886
  Natural gas (MMcf).........................     222,474        277,819       500,293
  Total (MMcfe)..............................     348,162        547,447       895,609
PV-10 Value (in thousands)...................    $269,685       $483,835      $753,520
Standardized Measure of Discounted Future Net
  Cash Flows (in thousands)..................    $251,482       $360,806      $612,288

                   SUMMARY HISTORICAL CONSOLIDATED FINANCIAL
                      AND OPERATING DATA OF MAGNUM HUNTER

     The following table sets forth summary historical consolidated financial and operating data of Magnum Hunter as of and for each of the years in the five-year period ended December 31, 2000, and as of and for each of the nine-month periods ended September 30, 2001 and 2000.

     The data have been derived from, and should be read together with, the audited consolidated financial statements and other information contained in Magnum Hunter's Annual Report on Form 10-K for the year ended December 31, 2000, and the unaudited consolidated interim financial statements and other information contained in Magnum Hunter's Quarterly Report on Form 10-Q for the nine months ended September 30, 2001, including the related notes, all of which are incorporated by reference in this document.

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                               YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   2001          2000          2000          1999          1998          1997          1996
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA
(IN THOUSANDS, EXCEPT SHARE
DATA)
Operating revenues:
  Oil and gas sales...........  $   107,154   $    69,954   $   106,052   $    60,673   $    43,565   $    34,569   $    10,248
  Gas gathering, marketing and
    processing................       15,707        13,544        20,010         8,185         6,954        10,297         5,768
  Oilfield management
    services..................        1,394           870         1,448           768           881         3,968           396
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total operating
      revenues................      124,255        84,368       127,510        69,626        51,400        48,834        16,412
Operating costs and expenses:
  Oil and gas production
    lifting costs.............       14,995        12,341        16,401        15,431        14,265         7,901         3,031
  Production taxes and other
    costs.....................        9,913         8,486        12,558         8,144         6,417         4,911         1,359
  Gas gathering, marketing and
    processing................       14,086        10,558        15,685         5,870         5,750         7,909         4,708
  Oilfield management
    services..................          955           450           903           350           467         3,745           267
  Depreciation, depletion and
    amortization..............       29,319        16,935        25,556        22,072        21,757        12,363         2,951
  Provision for non-cash
    impairment of oil and gas
    reserves..................           --            --            --            --        42,745            --            --
  Loss (gain) on sale of
    assets....................           (4)          (28)          (28)         (272)           52          (386)            2
  General and
    administrative............        5,817         3,396         6,106         2,919         2,961         2,390         1,225
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total operating costs and
      expenses................       75,081        52,138        77,181        54,514        94,414        38,833        13,543
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating profit (loss).......       49,174        32,230        50,329        15,112       (43,014)       10,001         2,869
  Equity in earnings (loss) of
    affiliate.................        1,189           362         1,307          (103)         (116)            6            --
  Other income................          224           394           477           354           624           376           346
  Interest expense............      (14,244)      (17,139)      (22,298)      (22,103)      (18,207)      (13,788)       (2,394)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before income
  tax, minority interest and
  extraordinary loss..........       36,343        15,847        29,815        (6,740)      (60,713)       (3,405)          821
  (Provision) benefit for
    income taxes..............      (13,765)       (5,865)       (7,555)           --        13,670         1,296          (312)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before minority
  interest and extraordinary
  loss........................       22,578         9,982        22,260        (6,740)      (47,043)       (2,109)          509
  Minority interest in
    subsidiary loss...........           --            --            --           (86)          (37)          (19)           --
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before
  extraordinary loss..........       22,578         9,982        22,260        (6,826)      (47,080)       (2,128)          509
Extraordinary loss, net of
  tax.........................         (304)           --            --            --            --        (1,384)           --
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss).............       22,274         9,982        22,260        (6,826)      (47,080)       (3,512)          509
Preferred dividend(1).........           --        (3,294)       (9,708)       (4,509)         (875)         (875)         (406)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) available to
  common stockholders.........  $    22,274   $     6,688   $    12,552   $   (11,335)  $   (47,955)  $    (4,387)  $       103
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                               YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   2001          2000          2000          1999          1998          1997          1996
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                       (UNAUDITED)
Income (loss) per common
  share -- basic(1)...........  $      0.65   $      0.34   $      0.60   $     (0.57)  $     (2.27)  $     (0.21)  $      0.01
Income (loss) per common
  share -- diluted(1).........  $      0.61   $      0.32   $      0.51   $     (0.57)  $     (2.27)  $     (0.21)  $      0.01
Common shares used in per
  share calculation
    Basic.....................   34,790,222    19,594,012    20,856,854    19,743,738    21,151,442    14,535,805    12,485,893
    Diluted...................   37,178,592    30,546,007    32,834,270    19,743,738    21,151,442    14,535,805    12,561,760
OTHER FINANCIAL AND OPERATING
  DATA
(IN THOUSANDS, EXCEPT AVERAGE
DAILY PRODUCTION DATA)
Capital expenditures(2).......  $   153,259   $    31,569   $    64,311   $    59,968   $    70,187   $   160,059   $    41,471
EBITDA(3).....................       78,717        49,559        76,362        37,538        22,112        22,740         6,166
Net cash provided by operating
  activities..................       79,158        29,901        49,466        17,435        13,688         5,652         3,028
Net cash provided by (used in)
  investing activities........     (152,898)        9,954       (20,008)      (58,469)      (74,010)     (168,329)      (41,738)
Net cash (used in) provided by
  financing activities........  $    76,811   $   (40,151)  $   (31,014)  $    37,746   $    62,145   $   164,020   $    38,853
Average daily production:
  Oil/liquids (Bbls)..........        3,733         3,656         3,556         3,581         3,126         2,019           523
  Natural gas (Mcf)...........       66,322        53,520        53,641        52,126        38,682        26,340         7,329
  Total (Mcfe)................       88,718        75,456        74,978        73,612        57,438        38,454        10,467
BALANCE SHEET DATA
(IN THOUSANDS): (AT END OF
PERIOD)
Working capital
  (deficiency)................  $    (6,785)  $     1,925   $     4,121   $    (1,314)  $    (1,203)  $     2,610   $     2,279
Net property, plant and
  equipment...................      383,770       236,349       260,532       265,195       228,436       221,259        73,648
Total assets..................      428,073       283,798       315,612       304,022       265,724       251,069        83,072
Total debt....................      266,076       209,043       191,139       234,806       233,020       166,242        38,766
Total stockholders' equity....  $   117,670   $    49,328   $    93,416   $    51,552   $    19,697   $    72,152   $    35,154

---------------

(1) Includes the effect in the year 2000 of the payment of a $5.5 million fee upon redemption of $25 million (liquidation value) of Magnum Hunter's 1999 Series A 8% convertible preferred stock. The fee was treated as a dividend, reducing income per common share, basic and diluted, by $0.26 per share and $0.17 per share, respectively, for the year 2000.

(2) Capital expenditures include cash expended for acquisitions plus normal additions to oil and natural gas properties and other fixed assets. Additionally, the year 2000 amount includes the cost of property acquired through the issuance of common stock with a fair value of $3.481 million on the acquisition date.

(3) EBITDA is defined as income (loss) from continuing operations before income taxes, minority interest and equity in earnings of affiliate, plus the sum of depletion and depreciation and interest expense. EBITDA is presented because it is commonly accepted in the oil and gas industry as a financial indicator of a company's ability to service or incur debt and because it is a component of Magnum Hunter's debt covenants. EBITDA is also presented because investors routinely request such information. Management of Magnum Hunter interprets trends in EBITDA in a similar manner as trends in net income. EBITDA should be used as a supplement to, and not as a substitute for, net income and cash provided by operating activities, determined in accordance with generally accepted accounting principles, as measures of Magnum Hunter's profitability and liquidity. There may be operational or financial demands and requirements that reduce management's discretion over the use of EBITDA. EBITDA as used by Magnum Hunter may not be comparable to similarly titled measures used by other companies.

                   SUMMARY HISTORICAL CONSOLIDATED FINANCIAL
                          AND OPERATING DATA OF PRIZE

     The following table sets forth summary historical consolidated financial and operating data of Prize as of and for each of the years in the five-year period ended December 31, 2000 and as of and for each of the nine-month periods ended September 30, 2001 and 2000.

     The data have been derived from, and should be read together with, the audited consolidated financial statements and other information contained in Prize's Annual Report on Form 10-K for the year ended December 31, 2000, and the unaudited consolidated interim financial statements and other information contained in Prize's Quarterly Report on Form 10-Q for the nine months ended September 30, 2001, including the related notes, all of which are incorporated by reference in this document.

                                     NINE MONTHS ENDED
                                       SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                                 -------------------------   --------------------------------------------------------
                                    2001         2000(1)       2000(1)      1999(2)     1998(3)   1997(3)    1996(3)
                                 -----------   -----------   -----------   ----------   -------   --------   --------
                                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA
  (IN THOUSANDS, EXCEPT SHARE
  DATA)
Operating revenues:
  Oil and gas sales............  $   145,712   $   107,280   $   149,489   $   47,978   $79,418   $120,821   $109,266
  Other........................          720           501           775          268        --         --         --
                                 -----------   -----------   -----------   ----------   -------   --------   --------
    Total operating revenues...      146,432       107,781       150,264       48,246    79,418    120,821    109,266
Operating costs and expenses:
  Lease operating expenses.....       32,309        23,340        31,996       11,791    18,114     22,289     15,012
  Production taxes.............       14,021        11,064        14,376        4,816     8,097     10,450      9,221
                                 -----------   -----------   -----------   ----------   -------   --------   --------
Revenues in excess of direct
  operating expenses...........      100,102        73,377       103,892       31,639   $53,207   $ 88,082   $ 85,033
                                                                                        =======   ========   ========
  Depreciation, depletion and
    amortization...............       27,194        18,825        25,472        8,714       n/a        n/a        n/a
  General and administrative...        9,232         6,578         9,162        2,831       n/a        n/a        n/a
  Interest expense.............       13,474        12,806        17,604        6,070       n/a        n/a        n/a
  Other income.................       (4,735)           --            --           --       n/a        n/a        n/a
                                 -----------   -----------   -----------   ----------   -------   --------   --------
Income before income taxes.....       54,937        35,168        51,654       14,024       n/a        n/a        n/a
  Provision for income taxes...       20,327        13,012        19,112        4,915       n/a        n/a        n/a
                                 -----------   -----------   -----------   ----------   -------   --------   --------
Net income.....................       34,610        22,156        32,542        9,109       n/a        n/a        n/a
Preferred dividend(4)..........           --           459           459          907       n/a        n/a        n/a
                                 -----------   -----------   -----------   ----------   -------   --------   --------
Income available to common
  stockholders.................  $    34,610   $    21,697   $    32,083   $    8,202       n/a        n/a        n/a
                                 ===========   ===========   ===========   ==========
Income (loss) per common
  share -- basic...............  $      2.71   $      1.80   $      2.60   $     1.20       n/a        n/a        n/a
Income (loss) per common
  share -- diluted.............  $      2.54   $      1.56   $      2.29   $     1.03       n/a        n/a        n/a
Common shares used in per share
  calculation
  Basic........................   12,791,211    12,074,592    12,333,989    6,820,606       n/a        n/a        n/a
  Diluted......................   13,622,983    14,236,086    14,204,462    8,878,777       n/a        n/a        n/a
OTHER FINANCIAL AND OPERATING
  DATA (IN THOUSANDS, EXCEPT
  AVERAGE DAILY PRODUCTION
  DATA):
Capital expenditures(5)........  $   114,322   $   119,350   $   139,523   $  216,964       n/a        n/a        n/a
EBITDA(6)......................  $    95,605   $    66,799   $    94,730   $   28,808       n/a        n/a        n/a

                                     NINE MONTHS ENDED
                                       SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                                 -------------------------   --------------------------------------------------------
                                    2001         2000(1)       2000(1)      1999(2)     1998(3)   1997(3)    1996(3)
                                 -----------   -----------   -----------   ----------   -------   --------   --------
                                        (UNAUDITED)
Net cash provided by operating
  activities...................  $    77,439   $    22,556   $    45,842   $   19,798       n/a        n/a        n/a
Net cash used in investing
  activities...................  $   102,132   $    34,545   $    54,718   $  184,964       n/a        n/a        n/a
Net cash provided by financing
  activities...................  $    29,023   $    10,791   $     6,343   $  168,519       n/a        n/a        n/a
Average daily production:
  Oil/liquids (Bbls)...........       10,414         9,732         9,753        3,759     8,261      6,929      5,307
  Natural gas (Mcf)............       81,209        64,487        64,855       28,043    62,637     78,904     73,696
  Total (Mcfe).................      143,693       122,879       123,373       50,597   112,203    120,478    105,538
BALANCE SHEET DATA (IN
  THOUSANDS): (AT END OF
  PERIOD)
Working capital................  $    40,191   $    21,682   $    16,945   $    1,647       n/a        n/a        n/a
Net property, plant and
  equipment....................  $   400,201   $   334,742   $   318,763   $  211,497       n/a        n/a        n/a
Total assets...................  $   477,691   $   389,840   $   371,664   $  238,610       n/a        n/a        n/a
Total debt.....................  $   250,819   $   211,419   $   214,319   $  127,000       n/a        n/a        n/a
Total stockholders' equity.....  $   162,970   $   117,869   $   111,568   $   88,452       n/a        n/a        n/a

---------------

(1) Includes the results of Vista Energy Resources, Inc. from February 8, 2000, the date of its merger with Prize.

(2) The 1999 column is presented for Prize from January 15, 1999 (inception), through December 31, 1999, and is derived from Prize's audited consolidated financial statements. A significant amount of the activity is the direct result of the acquisition of producing properties from Pioneer Natural Resources USA, Inc., which was effective July 1, 1999.

(3) The 1998, 1997 and 1996 amounts are derived from the audited statements of revenues and direct operating expenses of the Pioneer properties. The data have been adjusted to exclude revenue of $5,136,967, $7,189,442 and $8,578,608, respectively, as well as direct operating expenses of $793,131, $1,115,379 and $1,037,518, respectively, associated with the mineral interest properties Prize acquired in connection with Prize's acquisition of the Pioneer properties. Likewise, the 1998, 1997 and 1996 average daily production data exclude Mcfe of 7,614, 14,316 and 7,452, respectively. Prize sold the mineral interest properties in July 1999. The 1998 statement of revenues and direct operating expenses is incorporated by reference in this document from Prize's Annual Report on Form 10-K for the year ended December 31, 2000.

(4) On March 31, 2000, all of the outstanding shares of Prize convertible preferred stock were converted into shares of common stock.

(5) The 2000 capital expenditures include $84.8 million of additions to property, plant and equipment as a result of the merger with Vista Energy Resources on February 8, 2000.

(6) EBITDA represents earnings before interest, taxes, depreciation, depletion and amortization expense. EBITDA is presented because it is commonly accepted in the oil and gas industry as a financial indicator of a company's ability to service or incur debt and because it is a component of Prize's debt covenants. EBITDA is also presented because investors routinely request such information. Management of Prize interprets trends in EBITDA in a similar manner as trends in net income. EBITDA should be used as a supplement to, and not as a substitute for, net income and cash provided by operating activities, determined in accordance with generally accepted accounting principles, as measures of Prize's profitability and liquidity. There may be operational or financial demands and requirements that reduce management's discretion over the use of EBITDA. EBITDA as used by Prize may not be comparable to similarly titled measures used by other companies.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth selected historical per share data for Magnum Hunter and Prize and selected unaudited pro forma consolidated per share data after giving effect to the proposed merger. The pro forma consolidated earnings per share data have been prepared assuming that the merger was completed on January 1, 2000. The pro forma consolidated book value per share data assume that the merger was completed on the last day of each period presented. The information presented in the table is derived from and should be read in conjunction with the unaudited condensed pro forma consolidated financial statements, including the related notes, included in this document, and the separate audited and unaudited financial statements of Magnum Hunter and Prize, including the related notes, incorporated by reference in this document.

     Pro forma amounts are not necessarily indicative of results of operations or financial position that would have resulted had the merger been completed on the dates indicated and should not be construed as being indicative of future performance.

                                                                 NINE MONTHS
                                                                    ENDED             YEAR ENDED
                                                                SEPTEMBER 30,        DECEMBER 31,
                                                                     2001                2000
                                                              ------------------   -----------------
                                                                 (UNAUDITED)
MAGNUM HUNTER  --  HISTORICAL PER SHARE DATA
Income from continuing operations -- basic..................        $ 0.65               $0.60
Income from continuing operations -- diluted................        $ 0.61               $0.51
Cash dividends..............................................        $   --(1)            $  --(1)
Book value..................................................        $ 3.30               $3.09
PRIZE -- HISTORICAL PER SHARE DATA
Income from continuing operations -- basic..................        $ 2.71               $2.60
Income from continuing operations -- diluted................        $ 2.54               $2.29
Cash dividends..............................................        $   --(1)            $  --(1)
Book value..................................................        $13.00               $8.67
PRO FORMA PER SHARE DATA OF MAGNUM HUNTER
COMMON STOCK
Income from continuing operations -- basic..................        $ 0.75               $0.60
Income from continuing operations -- diluted................        $ 0.72               $0.56
Cash dividends..............................................        $   --(1)            $  --(1)
Book value..................................................        $ 5.66                 n/a
EQUIVALENT PRO FORMA PER SHARE DATA OF PRIZE
COMMON STOCK
Income from continuing operations -- basic..................        $ 1.87               $1.50
Income from continuing operations -- diluted................        $ 1.80               $1.41
Cash dividends..............................................        $   --(1)            $  --(1)
Book value..................................................        $14.15                 n/a

---------------

(1) Magnum Hunter and Prize have never paid cash dividends on their common stock and Magnum Hunter does not intend to pay cash dividends on its common stock in the foreseeable future.

                                  RISK FACTORS

     In deciding whether to exercise or sell your warrants, and when you evaluate our performance and the forward-looking statements in this document, you should carefully consider the following risk factors, as well as the other information contained in this document.

                     RISKS RELATED TO SUBSTANTIAL LEVERAGE

A NEW CREDIT FACILITY MAY NEED TO BE OBTAINED TO COMPLETE THE MERGER WITH PRIZE.

     Completion of the merger with Prize will, at a minimum, require both Magnum Hunter and Prize to obtain waivers or consents from the lenders under their respective credit facilities. Our management expects, however, that it will be necessary for it to establish a new credit facility secured by the assets of the combined company and in an amount sufficient both to pay off all indebtedness under Magnum Hunter's and Prize's existing credit facilities (approximately $392 million in the aggregate as of December 31, 2001) and to provide sufficient funds for working capital. Obtainment of bank consents or a new credit facility is a condition to the obligations of both Magnum Hunter and Prize to complete the merger. We received proposals from each of five financial institutions for a new credit facility. As of February 8, 2002, we had received executed commitment letters from two large financial institutions for a new credit facility, each with an initial borrowing base of $500 million. We are presently evaluating the two commitment letters. There can be no assurance however, that the necessary waivers or a new credit facility will be obtained or, if obtained, on terms satisfactory to us.

WE MAY NOT BE ABLE TO MEET OUR CAPITAL REQUIREMENTS.

     We will need to continue to make substantial capital expenditures for the acquisition, enhancement, exploitation and production of oil and natural gas reserves. At September 30, 2001, we had cash reserves of $3.1 million and a working capital deficit of $6.8 million. On that date, however, we also had approximately $23.5 million available under our existing credit facility. Without successful enhancement, exploitation and acquisition activities, our reserves and revenues will decline over time. We currently anticipate that our oil and natural gas capital expenditures will be approximately $75 million for enhancement, exploitation and drilling activity in 2002, without taking into account our merger with Prize. We intend to finance our capital expenditures, other than significant acquisitions, from internally generated funds provided by operations and borrowings under our existing credit facility or any new credit facility. The timing of most of our capital expenditures is discretionary, with no long-term capital commitments. Consequently, we have a significant degree of flexibility to adjust the amounts of our capital expenditures as circumstances may warrant. However, in the long term, if our cash flow from operations and availability under our existing credit facility or the new credit facility we intend to establish in connection with the merger with Prize are not sufficient to satisfy capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to allow us to fund our continued growth.

WE HAVE A SIGNIFICANT AMOUNT OF DEBT.

     As of September 30, 2001, Magnum Hunter had outstanding long term debt of $266.1 million compared to stockholders' equity of $117.7 million. Because we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our debt, the cash flow is not available for other purposes. The covenants contained in our existing credit facility require, and we expect the covenants in any new credit facility will require, us to meet financial tests and limit our ability to borrow additional funds or to acquire or dispose of assets. Also, our ability to obtain additional financing in the future may be impaired by our substantial leverage. Additionally, the senior, as opposed to subordinated, status of our 10% Senior Notes due 2007, our high debt to equity ratio, and the pledge or expected pledge of substantially all of our assets as collateral for our existing credit facility and any new credit facility will, for the foreseeable future, make it difficult for us to obtain financing on an unsecured basis or to obtain secured financing other than "purchase money" indebtedness collateralized by the acquired assets.

WE MUST MAINTAIN SPECIFIED FINANCIAL RATIOS.

     Our existing credit facility requires, and any new credit facility would likely require, us to satisfy specified financial ratios in the future. One existing covenant requires that we maintain a ratio of funded indebtedness to EBITDA (the "Funded Debt to EBITDA Ratio") of not more than 4.0 to 1.0 for any four fiscal quarter period ending on or before December 31, 2001 or 3.5 to 1.0 for any four fiscal quarter period ending after December 31, 2001. At September 30, 2001, we had a Funded Debt to EBITDA Ratio of 3.45 to 1.0. Our existing credit facility requires us to maintain a Current Ratio of not less than 1.0 to
1.0. At September 30, 2001, we had a Current Ratio of 1.4 to 1.0. Another existing covenant requires us to maintain a ratio of Consolidated EBITDA to Interest Expense, as defined in our credit facility agreement, of not less than
2.5 to 1.0 for each calendar quarter. We had a ratio of Consolidated EBITDA to Interest Expense of 4.7 to 1.0 as of September 30, 2001. The Consolidated EBITDA to Interest Expense ratio is very sensitive to oil and gas price levels, and a lowering of product prices in the future might jeopardize our compliance with this ratio. We are considering several alternatives to reduce this risk, including the acquisition or drilling of higher cash flow producing properties, with shorter reserve lives, to somewhat offset our long-lived reserve base or monetizing some of our non-strategic assets.

     If we fail to satisfy these covenants or any of the other covenants in our existing credit facility or any new credit facility, that failure would constitute an event of default and, subject to specified grace periods, may permit the lenders to accelerate the indebtedness then outstanding under our credit facility and demand immediate repayment of the credit facility.

                   RISKS RELATING TO THE OIL AND GAS INDUSTRY

A DECREASE IN OIL AND NATURAL GAS PRICES WILL ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     Our revenues, profitability and the carrying value of our oil and gas properties, including any properties we would acquire if the merger with Prize is completed, depend substantially upon prevailing prices of, and demand for, oil and gas and the costs of acquiring, finding, developing and producing reserves. Oil and gas prices also substantially affect our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness, and to obtain additional capital on attractive terms. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas fluctuate widely in response to:

     - relatively minor changes in the supply of, and demand for, oil and gas;

     - market uncertainty; and

     - a variety of additional factors, all of which are beyond our control.

     These factors include domestic and foreign political conditions, the price and availability of domestic and imported oil and gas, the level of consumer and industrial demand, weather, domestic and foreign government relations, the price and availability of alternative fuels and overall economic conditions. Also, our ability to market our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Volatility in oil and gas prices could affect our ability to market our production through such systems, pipelines or facilities. Currently, we sell substantially all our gas production to gas marketing firms or end users either on the spot market on a month-to-month basis at prevailing spot market prices or under long-term contracts based on current spot market prices.

     Under the full cost accounting method, we are required to take a non-cash charge against earnings if capitalized costs of acquisition, exploration and development, net of depletion, depreciation and amortization, less deferred income taxes, exceed the present value of our proved reserves and the lower of cost or fair value of unproved properties after income tax effects.

     As a result of the severe decline in oil and gas prices in 1998, we recognized a non-cash impairment of oil and gas properties of $42.7 million at December 31, 1998 as required by the "ceiling" test in the full cost method of accounting. Improvements in pricing at the end of 1998 reduced the amount of this charge.

Without the benefit of these pricing improvements, we would have incurred an impairment of $81.2 million. Once incurred, a write-down of oil and gas properties is not reversible at a later date even if oil and gas prices increase. As occurred in 1998, the year 2001 marked a period of severe declines in oil and gas prices. At December 31, 2000, the price of oil was $25.59 per Bbl and the price of natural gas was $9.28 per Mcf. On December 31, 2001, the price of oil was $19.78 per Bbl and the price of natural gas was $2.72 per Mcf. We cannot estimate at this time what effect, if any, this decline in oil and gas prices will have on the value of our oil and gas properties.

YOU SHOULD NOT PLACE UNDUE RELIANCE ON OUR RESERVE DATA BECAUSE THEY ARE ESTIMATES.

     This document contains and incorporates by reference:

     - estimates of Magnum Hunter's and Prize's oil and gas reserves and the future net cash flows from those reserves that were prepared or audited in part by independent petroleum consultants as of December 31, 2000; and

     - estimates of these reserves and future net cash flows as of December 31, 2000 that were revised by Magnum Hunter's and Prize's internal petroleum engineers to take into account the significantly lower December 31, 2001 commodity prices.

     There are numerous uncertainties inherent in estimating quantities of proved reserves of oil and natural gas and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control. The estimates in this document rely on various assumptions, including, for example, constant oil and gas prices, operating expenses, capital expenditures and the availability of funds, and are therefore inherently imprecise indications of future net cash flows. Actual future production, cash flows, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves.

     You should not construe the present value of proved reserves referred to in this document as the current market value of the estimated proved reserves of oil and natural gas attributable to our properties or those of Prize. We have based the estimated discounted future net cash flows from proved reserves generally on year-end prices and costs, but actual future prices and costs may vary significantly. The following factors may also affect actual future net cash flows:

     - the timing of both production and related expenses;

     - changes in consumption levels; and

     - governmental regulations or taxation.

     In addition, the calculation of the present value of the future net cash flows uses a 10% discount rate, which is not necessarily the most appropriate discount rate based on interest rates in effect from time to time and risks associated with our reserves, Prize's reserves or the oil and gas industry in general. Furthermore, we may need to revise our reserves downward or upward based upon actual production, results of future development and exploration, supply and demand for oil and natural gas, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

MAINTAINING RESERVES AND REVENUES IN THE FUTURE DEPENDS ON SUCCESSFUL EXPLORATION AND DEVELOPMENT.

     Our future success depends upon our ability to find or acquire additional oil and gas reserves that are economically recoverable. Unless we successfully explore or develop or acquire properties containing proved reserves, our proved reserves will generally decline as we produce them. The decline rate varies depending upon reservoir characteristics and other factors. Our future oil and gas reserves and production, and, therefore, cash flow and income, depend greatly upon our success in exploiting our current reserves and acquiring or finding additional reserves. We cannot assure you that our planned development projects and acquisition activities will result in significant additional reserves or that we will successfully drill productive wells at economic returns to replace our current and future production.

OUR OPERATIONS ARE SUBJECT TO DELAYS AND COST OVERRUNS, AND OUR ACTIVITIES MAY NOT BE PROFITABLE.

     We intend to increase our exploration activities and to continue our development activities. Exploratory drilling and, to a lesser extent, developmental drilling of oil and gas reserves involve a high degree of risk. We have expanded, and plan to increase our capital expenditures on, our exploration efforts, including offshore exploration, which involve a higher degree of risk than our development activities. It is possible that we will not obtain any commercial production or that drilling and completion costs will exceed the value of production. The cost of drilling, completing and operating wells is often uncertain. Numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment, may curtail, delay or cancel drilling operations. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs.

WE CONDUCT WATERFLOOD PROJECTS AND OTHER SECONDARY RECOVERY OPERATIONS.

     Secondary recovery operations involve certain risks, especially the use of waterflooding techniques. Our inventory and Prize's inventory of development prospects include waterflood projects. With respect to our properties located in the Permian Basin, we have identified significant potential expenditures related to further developing existing waterfloods. Waterflooding involves significant capital expenditures and uncertainty as to the total amount of recoverable secondary reserves. In waterflood operations, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any increase in production. The operating cost per unit of production of waterflood projects is generally higher during the initial phases of such projects due to the purchase of injection water and related costs. Costs are also higher during the later stages of the life of the project as production declines. The degree of success, if any, of any secondary recovery program depends on a large number of factors, including the amount of primary production, the porosity and permeability of the formation, the technique used, the location of injector wells and the spacing of both producing and injector wells.

WE HEDGE OUR OIL AND GAS PRODUCTION.

     Periodically, we have entered into hedging transactions to reduce the effects of fluctuations in crude oil and natural gas prices. At January 1, 2002, we had none of our oil production hedged. At January 1, 2002, we had open contracts for natural gas price swaps of 60 MMcf per day of gas at $2.87 per Mcf through December 31, 2002 and 50 MMcf per day of gas at $2.88 per Mcf from January 1, 2003 through June 30, 2003. Prize has historically carried on more hedging activities than we have. The hedging activities of the combined company, while intended to reduce sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which we or the counterparties to our hedging contracts fail to perform. Additionally, the fixed price sales and hedging contracts limit the benefits the combined company will realize if actual prices rise above the contract prices.

OUR OPERATIONS ARE SUBJECT TO MANY LAWS AND REGULATIONS.

     The oil and gas industry is heavily regulated. Extensive federal, state, local and foreign laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and gas affect our operations. Some of the regulations set forth standards for discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity to conserve supplies of oil and gas.

     Numerous environmental laws, including but not limited to those governing the management of waste, the protection of water and air quality, the discharge of materials into the environment, and the preservation of natural resources, impact and influence our operations. If we fail to comply with environmental laws regarding the discharge of oil, gas, or other materials into the air, soil or water we may be subject to liabilities to the government and third parties, including civil and criminal penalties. These regulations may require us to incur costs to remedy the discharge. Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, result in liability for environmental damage regardless of negligence or fault. New laws or regulations, or modifications of or new interpretations of existing laws and regulations, may increase substantially the cost of compliance or adversely affect our oil and gas operations and financial condition. From time to time, we have agreed to indemnify sellers of producing properties against some liabilities for environmental claims associated with these properties. Material indemnity claims may also arise with respect to properties acquired by or from us. Additionally, if the merger with Prize is completed, we will also be responsible for any environmental liabilities Prize may have. While we do not anticipate incurring material costs in connection with environmental compliance and remediation, we cannot guarantee that we will not incur material costs.

MARKETABILITY OF OUR OIL AND NATURAL GAS PRODUCTION MAY BE AFFECTED BY FACTORS BEYOND OUR CONTROL.

     The marketability of our production and Prize's production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of our natural gas and Prize's natural gas are delivered through gathering systems and pipelines that neither we nor Prize own. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market our oil and natural gas.

OUR ACQUISITIONS INVOLVE CERTAIN RISKS.

     We have grown primarily through acquisitions and intend to continue acquiring oil and gas properties in the future. Although we review and analyze the properties that we acquire, such reviews are subject to uncertainties. It generally is not possible to review in detail every individual property involved in an acquisition. Ordinarily, we focus our review on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems. Economics dictate that we cannot become sufficiently familiar with all the properties to assess fully their deficiencies and capabilities. We do not always conduct inspections on every well. Even when we do inspect a specific well, we cannot always detect potential problems, such as mechanical integrity of equipment and environmental conditions that may require significant remedial expenditures.

     As the proposed merger with Prize demonstrates, we have begun to focus our acquisition efforts on larger packages of oil and gas properties. Acquisitions of larger oil and gas properties may involve substantially higher costs and may pose additional issues regarding operations and management. We cannot assure you that we will be able to successfully integrate all of the oil and gas properties that we acquire into our operations or that we will achieve desired profitability objectives.

WE ARE SUBJECT TO SUBSTANTIAL COMPETITION.

     We encounter substantial competition in acquiring properties, drilling for new reserves, marketing oil and gas, securing trained personnel and operating our properties. Many competitors have financial and other resources that substantially exceed our resources. Our competitors in acquisitions, development, exploration and production include major oil companies, natural gas utilities, numerous independents, individual proprietors and others. Our competitors may be able to pay more for desirable leases and may be able to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE LOSE OUR KEY PERSONNEL.

     We depend greatly upon two key individuals within our management: Gary C. Evans and Richard R. Frazier. The loss of the services of either one of these individuals could materially impact our operations.

                  RISKS ASSOCIATED WITH OUR MERGER WITH PRIZE

WE MAY NOT ACHIEVE THE EXPECTED BENEFITS OF THE MERGER.

     The merger is intended to achieve specific goals. The likelihood of achieving those goals represents the subjective judgment of Magnum Hunter's and Prize's managements and boards of directors. Some of those goals may not be achieved or, if achieved, may not be achieved in the time frame in which they are expected. Whether the combined company will actually realize these anticipated benefits depends on future events and circumstances beyond the control of the combined company, including the following:

     - A decline in economic conditions in general or in the oil and gas industry in particular could cause our combined company to fail to meet the expectations of Magnum Hunter's and Prize's boards of directors for revenue, earnings and cash flow.

     - Differing opinions of securities analysts and investors regarding the prospects for our combined company's business and our future financial condition could reduce the likelihood that our combined company will enjoy the hoped-for increase in stock market valuation multiples relative to the stock market valuation multiples of smaller competitors.

     - Circumstances could prevent our combined company from achieving a lower cost of borrowing in a restructured credit facility.

     - The other risk factors discussed below may prevent the achievement of the believed advantages of the merger.

     Because of these and other factors, it is possible that our combined company will not realize some or all of the expected benefits of the merger.

WE MAY FACE DIFFICULTIES IN INTEGRATING THE OPERATIONS OF MAGNUM HUNTER AND
PRIZE.

     Before the merger, Magnum Hunter and Prize operated separately. Magnum Hunter's management team will not have had experience with running the combined business. We may not be able to integrate the operations of Magnum Hunter and Prize without an unexpected loss of key employees, customers or suppliers, a loss of revenues, an increase in operating or other costs or other difficulties. In addition, we may not be able to realize the operating efficiencies, synergies, cost savings or other benefits expected from the merger. Any unexpected costs or delays incurred in connection with the integration could have an adverse effect on Magnum Hunter's business, results of operations or financial condition.

FOLLOWING THE MERGER WITH PRIZE, OUR RISK PROFILE WILL BE DIFFERENT FROM THAT OF MAGNUM HUNTER AND PRIZE BEFORE THE MERGER.

     We have recently been relatively more active in onshore exploration and in offshore exploration and production than Prize, which has historically not engaged in these activities. As a result, the combined company will have a different risk profile than either company had before the merger.

     The combined company's oil and gas business will involve a variety of operating risks, including unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, fires, explosions, pollution, marine hazards and other risks, any of which could cause personal injuries, loss of life, damage to properties and substantial losses. Although we carry, and will continue to carry, insurance at levels that we believe are reasonable, we will not be fully insured against all risks. Magnum Hunter and Prize do not, and the combined company will not, carry business interruption insurance except on rare occasions. Losses and liabilities arising from uninsured or under-insured events could materially affect the combined company's financial condition and operations.

THE PRICE OF MAGNUM HUNTER COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER WITH PRIZE.

     Assuming the merger with Prize is completed, the number of issued shares of Magnum Hunter common stock will increase substantially from 36,142,284 shares on January 10, 2002 to approximately 70,053,620 as of such date on a pro forma basis to take into account the merger, assuming no warrants or options are exercised. If holders of a significant number of these new shares elect not to retain their shares, the market price of Magnum Hunter's common stock may vary sharply or decline for reasons unrelated to the financial performance of Magnum Hunter.

WE MAY PROCEED WITH THE MERGER EVEN THOUGH CLOSING CONDITIONS ARE NOT SATISFIED OR THE MERGER CONSIDERATION IS MORE OR LESS THAN $24.00.

     If Magnum Hunter and Prize stockholders approve the merger proposal, neither Magnum Hunter nor Prize plans to take another vote of its stockholders on the merger proposal if conditions to its obligation to complete the merger are not met or if the 20 trading day average closing price of Magnum Hunter common stock is below $7.50 per share or above $9.50 per share. Any decision to terminate the merger agreement or to complete the merger under such circumstances would be the responsibility of Prize's board of directors if its closing conditions are not met or if the 20 trading day average closing price of Magnum Hunter common stock is below $7.50 per share, in which event the value of the merger consideration as determined in the merger agreement will be less than $24.00 per Prize share. Correspondingly, any decision to terminate the merger agreement or to complete the merger would be the responsibility of Magnum Hunter's board of directors if its closing conditions are not met or if the 20 trading day average closing price of Magnum Hunter common stick is above $9.50 per share, in which event the value of the merger consideration as determined in the merger agreement will be more than $24.00 per Prize share.

     Neither the Magnum Hunter board nor the Prize board has made any determination as to the action it will take on the merger proposal if, in the case of Magnum Hunter, the 20 trading day average closing price of Magnum Hunter common stock is above $9.50 per share or, in the case of Prize, that 20 day average closing price is below $7.50 per share. From December 18, 2001, the date the merger was announced, through February 8, 2002, the closing price of Magnum Hunter common stock ranged from a high of $8.40 to a low of $6.65, and Magnum Hunter common stock closed at $7.57 on February 8, 2002. Any such determination would have to be made in accordance with the fiduciary duties of the Magnum Hunter board under Nevada law and the Prize board under Delaware law. In general, both boards have a fiduciary duty to critically assess all relevant and available data before making a determination, and to act in good faith and in the best interests of their company's stockholders. The board of directors of Magnum Hunter or Prize, as the case may be, in consultation with its financial and other advisors, as it deems appropriate, would consider all of the circumstances at the time of its decision, including the following:

     - current market conditions in the oil and natural gas industry;

     - oil and natural gas prices and expectations as to future prices;

     - the performance of the stock market as a whole and, in particular, stocks of companies in the energy industry;

     - historical share price trends for both Magnum Hunter and Prize;

     - recent trends or developments in the respective businesses of Magnum Hunter and Prize; and

     - the costs and resources that have been dedicated to the proposed merger and the prospects for alternative strategic transactions or courses of action which might enhance stockholder value.

                  RISKS RELATED TO MAGNUM HUNTER COMMON STOCK

THE MARKET PRICE OF OUR COMMON STOCK AND OUR ABILITY TO RAISE EQUITY COULD BE ADVERSELY AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK IN THE PUBLIC MARKET OR THE PERCEPTION THAT SUCH SALES COULD OCCUR.

     A substantial number of our shares are issuable upon the exercise of options and warrants. A substantial number of shares will be available for sale by our management and their affiliates under Rule 144. Following the merger with Prize, the following parties may sell a substantial number of our shares under a shelf registration statement we have agreed to file with respect to the shares that they receive in the merger:

     - Natural Gas Partners V, L.P., which owned approximately 58% of the outstanding stock of Prize as of December 31, 2001;

     - certain trusts established by Philip B. Smith, the chairman of the board and chief executive officer of Prize; and

     - Lon C. Kile, the president and a director of Prize.

     In addition, we will have a substantial number of shares that are freely transferable without restriction. If all the warrants issued in this offering are exercised, we will issue a total of 7,228,457 new shares of common stock. We would then have approximately 77,285,777 shares of common stock issued and outstanding as of January 10, 2002 on a pro forma basis, after giving effect to this warrants offering and the merger with Prize, assuming no other issuances. The possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing and future market prices for the common stock and could impair our ability to raise capital through the sale of equity securities in the future.

WE HAVE NEVER PAID CASH DIVIDENDS ON OUR COMMON STOCK.

     We have not previously paid any cash dividends on our common stock and we do not anticipate paying dividends on our common stock in the foreseeable future. We intend to reinvest all available funds for the development of our business. In addition, our existing credit facility and the indenture governing our 10% Senior Notes due 2007 restrict the payment of cash dividends on some types of securities.

WE HAVE OUTSTANDING PREFERRED STOCK AND HAVE THE ABILITY TO ISSUE MORE.

     Our common stock is subordinate to all outstanding classes of preferred stock in the payment of dividends and other distributions made with respect to the common stock, including distributions upon liquidation or dissolution of Magnum Hunter. Our board of directors is authorized to issue up to 10,000,000 shares of preferred stock without first obtaining stockholder approval, except in limited circumstances. We have previously issued several series of preferred stock, although only the 1996 Series A Convertible Preferred Stock is currently outstanding. If we designate or issue other series of preferred stock, it will create additional securities that will have dividend and liquidation preferences over the common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders' interest.

ANTI-TAKEOVER PROVISIONS MAY AFFECT YOUR RIGHTS AS A STOCKHOLDER.

     Our articles of incorporation and bylaws and Nevada law include provisions that may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include authorized "blank check" preferred stock, restrictions under some circumstances, on business combinations with stockholders who own 10% or more of our common stock and restrictions, under some circumstances, on a stockholder's ability to vote the shares of our common stock it owns when it crosses specified thresholds of ownership. Our ability to issue preferred stock may also delay or prevent a change in control of Magnum Hunter without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. Under some circumstances, the issuance of preferred stock could depress the market price of our common stock.

     In addition, in January 1998 we adopted a stockholder rights plan. Under the stockholder rights plan, the rights initially represent the right to purchase one one-hundredth of a share of 1998 Series A Junior Participating Preferred Stock for $35.00. The rights become exercisable only if a person or a group acquires or commences a tender offer for 15% or more of our common stock, a so-called "acquiring person." The stockholder rights plan was amended so that Natural Gas Partners V, L.P. would not be considered an "acquiring person" by reason of the merger with Prize. Until these rights become exercisable, they attach to and trade with our common stock. The rights issued under the stockholder rights plan expire January 20, 2008.

     In addition, a change of control, as defined under the indenture relating to our 10% Senior Notes due 2007, would entitle the holders of those notes to put those notes to us under the indenture and would entitle the lenders to accelerate payment of outstanding indebtedness under our existing credit facility. Both of these events could discourage takeover attempts by making such attempts more expensive.

                    RISKS RELATING TO THE WARRANTS OFFERING

IF YOU DO NOT EXERCISE YOUR WARRANTS, YOUR OWNERSHIP INTEREST IN MAGNUM HUNTER MAY BE DILUTED.

     If you do not exercise all of your warrants, you may experience dilution of your percentage ownership in and the book value of our common stock relative to stockholders who exercise their warrants. The sale of the warrants may not compensate you for all or any part of any reduction in the market value of your common stock resulting from the warrants offering. Stockholders who do not exercise or sell their warrants will relinquish any value inherent in the warrants.

BECAUSE NO PRIOR MARKET FOR THE WARRANTS EXISTS, YOU MAY BE UNABLE TO SELL THE WARRANTS.

     You are permitted to sell or transfer your warrants, but we cannot assure you that such a sale will be practicable or profitable. There is currently no active trading market for the warrants, however, we intend to file an application with the American Stock Exchange to list the warrants being offered by this document. If you choose to sell your warrants, you will not receive the benefit of exercising your warrants if our common stock price exceeds $15.00 per share prior to the expiration of the warrants. However, we cannot assure you that you will be able to sell your warrants at all or at a satisfactory price.

THE EXERCISE PRICE OF THE WARRANTS WAS DETERMINED ARBITRARILY.

     The exercise price of the warrants does not necessarily bear any relation to the actual value of our company, our operating results, our financial condition or other established criteria of value. The exercise price does not necessarily indicate any future market price of our common stock.

OUR ABILITY TO LOWER THE EXERCISE PRICE OF THE WARRANTS COULD ADVERSELY AFFECT YOU IF YOU PREVIOUSLY SOLD OR EXERCISED YOUR WARRANTS.

     We have the right, at any time, voluntarily to reduce the exercise price of the warrants for such period or periods of time as we determine. If you sell a warrant, and we thereafter reduce the exercise price, you probably received a lower price for your warrant than the price you would have received if the sale were made after the market became aware of the reduction in exercise price. Correspondingly, you would be disadvantaged if you exercise a warrant and pay the full exercise price, initially $15.00 per share, and we thereafter lower the exercise price. You will not be able to recoup any amounts you would have otherwise made but for a sale or exercise of a warrant prior to any such reduction in exercise price.

THE PRICE OF OUR COMMON STOCK AND THE VALUE OF THE WARRANTS MAY FLUCTUATE SIGNIFICANTLY; THERE IS NO ASSURANCE THE WARRANTS WILL BE "IN-THE-MONEY."

     A variety of events, including quarter-to-quarter variations in operating results, news announcements, general conditions in the oil and gas industry and overall market conditions could result in significant fluctuations in the market price of our common stock. Such fluctuations could result in corresponding fluctuations in the market price of the warrants. We cannot guarantee that the market price of our common stock will exceed the exercise price of the warrants at any time during or after the warrants exercise period.

YOUR ABILITY TO EXERCISE YOUR WARRANTS DEPENDS ON CERTAIN SECURITIES LAWS COMPLIANCE.

     You will have the right to exercise the warrants only if a current registration statement relating to the common stock underlying the warrants is then effective, and only if the issuance of such common stock has been registered or qualified or complies with an exemption from such requirements under the securities laws of the states and jurisdictions in which the various warrantholders reside. We intend to keep the registration statement effective, and we intend to maintain a current prospectus until the expiration date of the warrants, unless in our reasonable judgment the discrepancy between the market price of our common stock, on the one hand, and the exercise price of the warrants, on the other hand, makes it extremely unlikely that the warrants will be exercised. However, we cannot guarantee that we will be able to do so. The warrants may be deprived of any value if a current registration statement covering the underlying common stock is not kept effective or if the issuance of such common stock is not registered or qualified under or otherwise complies with applicable state securities laws.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This document, including the documents incorporated by reference, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this document or the documents incorporated by reference that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These include such matters as:

     - benefits, effects or results of the merger with Prize;

     - cost reductions, operating efficiencies or synergies and the integration of operations in connection with the merger with Prize;

     - future stock market valuations;

     - timing of the merger with Prize;

     - tax and accounting treatment of the merger and the warrants offering;

     - repayment of debt;

     - business strategies;

     - expansion and growth of operations after the merger with Prize; and

     - future operating results and financial condition.

     We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. These statements are subject to a number of assumptions, risks and uncertainties, including:

     - general economic and business conditions;

     - prices of oil and gas and industry expectations about future prices;

     - the business opportunities, or lack of opportunities, that may be presented to and pursued by us;

     - the ability to integrate the operations of Magnum Hunter and Prize; and

     - changes in laws or regulations.

     These factors are in addition to the risks described in the "Risk Factors" section of this document and the "Risk Factors" and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of the documents incorporated by reference. Most of these factors are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in these statements. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

                             THE WARRANTS OFFERING

THE WARRANTS

     We are distributing to our common stockholders, at no charge, one warrant for every five shares of our common stock that they owned on January 10, 2002 or subsequently acquired before our common stock begins trading "ex-rights," assuming these stockholders continue to own these shares on the "ex-rights" date. However, our common stock will not trade ex-rights until the registration statement, of which this document forms a part, is effective. Accordingly, any sales of common stock by our stockholders between the January 10, 2002 record date and the ex-rights date will be subject to "due bills" by which the selling stockholders are obligated to deliver, upon receipt, the applicable warrants to the purchasers of the common stock who at the time of the transaction paid a "rights on" price. In effect, the rights to the warrants are being sold with the common stock until the ex-rights date.

     We are not issuing any fractional warrants. We rounded the number of warrants down to the nearest whole number.

PURCHASE WARRANT

     Each warrant will entitle you to receive, upon payment of $15.00 to us, one share of common stock. We will send to you certificates representing the shares that you purchase pursuant to your warrants as soon as practicable after you exercise your warrants.

     The warrants will be issued pursuant to the terms and conditions of a warrants agreement between us and American Stock Transfer & Trust Company, as warrants agent. The description of the warrants in this document is not complete, and you should refer to the warrants agreement for further information. The warrants agreement is an exhibit to the registration statement which contains this document.

     Magnum Hunter and the warrants agent may make such modifications to the warrants and the warrants agreement as they deem necessary and desirable that do not adversely affect the interests of the warrantholders in any material respect.

EXPIRATION DATE

     The warrants will expire at 5:00 p.m., New York City time, on           ,
2005, unless we decide to extend the term of the warrants. We currently do not intend to extend the term of the warrants. If you do not exercise your warrants
prior to           , 2005, your warrants will be null and void. We will not be required to issue shares of common stock to you if our warrants agent receives your warrant certificate or your payment after that date, regardless of when you sent the warrant certificate and payment.

MAGNUM HUNTER'S RIGHT TO REDEEM THE WARRANTS

     We can redeem the outstanding warrants, in whole or in part, at a redemption price of $0.001 per warrant, upon at least 30 days written notice. If we elect to redeem only a portion of the warrants outstanding, we will make any such partial redemption on a pro-rata basis to all warrantholders based on the number of warrants they respectively own. However, you may exercise the warrant at any time prior to the expiration of the 30-day redemption notice period.

DETERMINATION OF EXERCISE PRICE

     Our board of directors arbitrarily determined the exercise price of the warrants and it does not necessarily bear any relation to the actual value of our company, our operating results, our financial condition or other established criteria of value. However, in determining the exercise price of the warrants, our board of directors took into account the historic trading price of our common stock, the likelihood of completing an acquisition or business combination with another oil and gas company during the year 2002 and the range of valuations that Magnum Hunter might expect to receive going forward. The exercise price of the warrants is substantially higher than the price at which our common stock is trading on the date of this document or has ever traded on the American Stock Exchange. The exercise price is not necessarily indicative of any future market price of our common stock, and we cannot guarantee that the market price of our common stock will equal or exceed the exercise price of the warrants at any time during or after the warrant exercise period.

     The exercise price for the warrants and the number of shares of common stock issuable on exercise of the warrants are subject to adjustment in certain circumstances. These circumstances include the occurrence of a stock dividend, stock split, reverse stock split, recapitalization, reorganization, or a merger or consolidation. Under the warrants agreement, we will have the right voluntarily to reduce the exercise price of the warrants.

TRANSFERABILITY OF WARRANTS

     You may transfer the warrants evidenced by a single warrant certificate in whole by endorsing the warrant certificate for transfer in accordance with the accompanying instructions. You may transfer a portion of the warrants evidenced by a single warrant certificate, but not fractional warrants, by delivering to the warrants agent a warrant certificate properly endorsed for transfer, with instructions to register a portion of the warrants evidenced by the warrant certificate in the name of the transferee and to issue a new warrant certificate to the transferee evidencing the transferred warrants. In this event, a new warrant certificate evidencing the balance of the warrants will be issued to you, or, if you so instruct, to an additional transferee.

     We cannot assure you that selling your warrants will be practicable or profitable. There is currently no active trading market for the warrants, although we intend to file an application with the American Stock Exchange to list the warrants being offered by this document. However, we cannot assure you that you will be able to sell your warrants at all or at a satisfactory price.

     If you wish to transfer all or a portion of your warrants, but not fractional warrants, you should allow a sufficient amount of time prior to
          , 2005, for:

     - the transfer instructions to be received and processed by the warrants agent;

     - a new warrant certificate to be issued and transmitted to the transferee or transferees with respect to the transferred warrants, and to you with respect to retained warrants; and

     - the warrants evidenced by the new warrant certificates to be exercised by the recipients.

     Neither we nor the warrants agent will be liable to a transferee or transferor of warrants if warrant certificates are not received in time for
exercise prior to           , 2005.

     Except for the fees charged by the warrants agent and any documentary stamp taxes, which we will pay as described below, you will be responsible for paying any commissions, fees and other expenses, including brokerage commissions and transfer taxes, incurred in connection with the purchase, exercise or transfer of the warrants.

EXERCISE OF WARRANTS

     You may exercise your warrants by delivering to the warrants agent on or
prior to           , 2005:

     - A properly completed and duly executed warrant certificate;

     - Any required signature guarantees; and

     - Payment in full of $15.00 per share of common stock to be purchased through the exercise of warrants.

     You should deliver your warrant certificate and payment to the address set forth below under "-- Warrants Agent."

     You may not exercise your warrants unless at the time of exercise there is a current prospectus covering the issuance of shares of our common stock upon the exercise of such warrants under an effective registration statement filed with the Securities and Exchange Commission and such shares of common stock have been qualified for sale or are exempt from qualification under the securities laws of the state of residence of the holder of the warrants. We intend to have all shares of common stock so qualified for sale in those states where the warrants are being offered. We also intend to maintain a current prospectus until the expiration date of the warrants, unless in our reasonable judgment the discrepancy between the market price of our common stock and the exercise price of the warrants makes it extremely unlikely that the warrants will be exercised. However, we cannot guarantee that we will keep the prospectus current and the registration statement effective or that we will be able to obtain all necessary state qualifications or exemptions.

METHOD OF PAYMENT

     Payment for the shares must be made by:

     - bank certified check drawn upon a United States bank or a postal, telegraphic or express money order payable to "American Stock Transfer & Trust Company, as warrants agent"; or

     - wire transfer of funds to the account maintained by the warrants agent for such purpose at:

        J.P. Morgan Chase & Co.
        ABA Number:  021 000 021
        A/C Number:   610-093045
        Reference:       American Stock Transfer & Trust Company, as warrants
                         agent for Magnum Hunter Resources, Inc.

     - uncertified personal check drawn upon a United States bank, which may take at least five business days to clear.

     Payment will be deemed to have been received by the warrants agent only upon:

     - clearance of any uncertified check;

     - receipt by the warrants agent of any wire transferred funds; or

     - receipt by the warrants agent of any bank certified check drawn upon a United States bank or of any postal, telegraphic or express money order.

     Please note that funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, we urge you to make payment sufficiently in advance
of      , 2005, to ensure that the payment is received and clears before that date. We also urge you to consider payment by means of a bank certified check, money order or wire transfer of funds.

SIGNATURE GUARANTEES

     Signatures on the warrant certificate must be medallion guaranteed by an eligible guarantor institution, as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, subject to the standards and procedures adopted by the warrants agent. Eligible guarantor institutions include banks, brokers, dealers, credit unions and savings and loan associations.

     Signatures on the warrant certificate do not need to be medallion guaranteed if:

     - the warrant certificate provides that the shares of common stock to be purchased are to be delivered directly to you, the record owner of such warrants; or

     - the warrant certificate is submitted for the account of an eligible guarantor institution.

SHARES HELD FOR OTHERS

     If you hold shares of common stock for the account of others, such as a broker, a trustee or a depository for securities, you should notify the respective beneficial owners of such shares as soon as possible to obtain instructions with respect to the warrants beneficially owned by them.

     If you are a beneficial owner of common stock held by a holder of record, such as a broker, trustee or a depository for securities, you should contact the holder and ask him or her to effect transactions in accordance with your instructions.

AMBIGUITIES IN EXERCISE OF THE WARRANTS

     If you do not specify the number of warrants being exercised on your warrant certificate, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wished to purchase, you will be deemed to have exercised the maximum number of warrants that could be exercised for the amount of the payment that the warrants agent receives from you.

     If your payment exceeds the total purchase price for all of the warrants shown on your warrant certificate, your payment will be applied, until depleted, to subscribe for shares of common stock in the following order:

     - to subscribe for the number of shares, if any, that you indicated on the warrant certificate(s) that you wished to purchase through your warrants; and

     - to subscribe for shares of common stock until your warrants have been fully exercised.

     Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest or deduction for expenses.

     Please read carefully the instructions accompanying the warrant certificate and follow those instructions in detail.

DO NOT SEND WARRANT CERTIFICATES TO US

     You should deliver your warrant certificate and payment to the address set forth below under "-- Warrants Agent." You are responsible for choosing the payment and delivery method for your warrant certificates, and you bear the risks associated with such delivery. If you choose to deliver your warrant certificate and payment by mail, we recommend that you use registered mail, properly insured, with return receipt requested. We also recommend that you allow a sufficient number of days to ensure delivery to the warrants agent and
clearance of payment prior to           , 2005. Because uncertified personal
checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of official bank certified check, money order or wire transfer of funds.

OUR DECISION BINDING

     All questions concerning the timeliness, validity, form and eligibility of any exercise of warrants will be determined by us and our determinations will be final and binding. We may waive any defect or irregularity, or permit a defect or irregularity to be corrected within an amount of time as we may determine, or reject the purported exercise of any warrant by reason of any defect or irregularity in the exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within an amount of time determined in our sole discretion. Magnum Hunter and the warrants agent are not under any duty to notify you of any defect or irregularity in connection with the submission of warrant certificates and will not incur any liability for failure to provide this notification.

NO REVOCATION

     After you have exercised your warrants, you may not revoke that exercise.

FEES AND EXPENSES

     We will pay all fees and expenses of the warrants agent, which we estimate will total $7,000. We will also pay any documentary stamp taxes attributable to the initial issuance of the warrants and of the shares of our common stock upon exercise of the warrants. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise or transfer of the warrants. Neither we nor the warrants agent will pay such expenses. We have also agreed to indemnify the warrants agent from any liability which it may incur in connection with the warrants offering.

WARRANTS AGENT

     We have appointed American Stock Transfer & Trust Company as warrants agent for the warrants offering. The warrants agent's address for packages sent by mail or overnight delivery is:

        59 Maiden Lane, Plaza Level
        New York, NY 10038

     The warrants agent's telephone number is (718) 921-8200 and its facsimile number is (718)921-8344.

     You should deliver your warrant certificate and payment of the exercise price to the warrants agent.

IF YOU HAVE QUESTIONS

     If you have questions or need assistance concerning the procedure for exercising warrants, or if you would like additional copies of this document, you should contact:

     Morgan F. Johnston
     Vice President, General Counsel and Secretary
     Magnum Hunter Resources, Inc.
     600 East Las Colinas Blvd., Suite 1100
     Irving, Texas 75039
     (972) 401-0752

                                USE OF PROCEEDS

     We will receive proceeds of $15.00 for each warrant that is exercised. We will receive total proceeds of approximately $108 million if every warrant is exercised. Because it would not make sense to exercise a warrant until the price of our common stock exceeds $15.00, we do not know when or if we will receive any proceeds from this warrants offering or the amount of any such proceeds. To the extent we do receive proceeds from this warrants offering, we anticipate that any net proceeds from the sale of common stock issued upon exercise of the warrants will be used for general corporate purposes, which may include, but not be limited to, payments on or refinancings of indebtedness, working capital, capital expenditures and acquisitions.

                              PLAN OF DISTRIBUTION

     Promptly following the effective date of the registration statement that contains this document, we will distribute the warrants and copies of this document to individuals who owned shares of our common stock on January 10, 2002 or subsequently acquired shares of our common stock before it begins trading "ex-rights," assuming these stockholders continue to own these shares on the "ex-rights" date. If you wish to exercise your warrants and purchase shares of common stock, you should complete the warrant certificate and return it, with payment for the shares, to the warrants agent, American Stock Transfer &

Trust Company, at the address on page 28.  See "The Warrants
Offering -- Exercise of Warrants" for more information concerning the exercise of your warrants.

     If you have any questions, you should contact Morgan F. Johnston of Magnum Hunter at the telephone number and address on page 28.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes the material United States federal income tax considerations of the warrants offering to you. This summary is based on current law, which is subject to change at any time, possibly with retroactive effect. This summary is not a complete discussion of all federal income tax consequences of the warrants offering, and, in particular, may not address federal income tax consequences applicable to our stockholders subject to special treatment under federal income tax law. In addition, this summary does not address the tax consequences of the warrants offering under applicable state, local or foreign tax laws. This discussion assumes that your shares of common stock and the warrants and common stock issued to you during the warrants offering constitute capital assets.

     Receipt and exercise of the warrants distributed pursuant to the warrants offering are intended to be nontaxable to our stockholders, and the following summary assumes they will qualify for such nontaxable treatment. If, however, the warrants offering does not qualify as a nontaxable distribution, you would be treated as receiving a distribution under Section 301 of the Internal Revenue Code, or the Code, in an amount equal to the fair market value of such warrant. Such a distribution would be taxable as a dividend to the extent of Magnum Hunter's current and accumulated earnings and profits. To the extent that the amount of the distribution exceeds Magnum Hunter's current and accumulated earnings and profits, it would be treated first as a tax-free return of capital to the extent of the stockholder's basis in the stock upon which the distribution is made and thereafter as capital gain from the sale or exchange of such stock. While Magnum Hunter believes that it has no accumulated earnings and profits, it expects to have current earnings and profits for fiscal year 2002. Therefore, some or all of the value of the warrants would be treated as a dividend to our stockholders if the warrants offering fails to qualify as a nontaxable distribution.

     THIS DISCUSSION IS INCLUDED FOR YOUR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU OF THE WARRANTS OFFERING IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING ANY STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

TAXATION OF U.S. STOCKHOLDERS

     The following summary is a general discussion of certain United States federal income tax consequences applicable under current law to the warrants offering to U.S. stockholders. For purposes of this offering, the term "U.S. stockholder" means a stockholder who for United States federal income tax purposes is:

     - a citizen or resident of the United States;

     - a corporation or other entity (other than a partnership) created or organized under the laws of the United States or of any political subdivision thereof;

     - an estate, the income of which is subject to United States federal income taxation regardless of its source;

     - a trust (i) whose administration is subject to the primary supervision of a United States court and that has one or more United States persons who have the authority to control all substantial decisions of the trust, or
       (ii) which has elected to be treated as a "United States person" pursuant to applicable Treasury regulations; or

     - a person whose worldwide income or gain is otherwise subject to United States federal income tax regardless of source or that is otherwise subject to United States federal income taxation on a net income basis.

     RECEIPT OF A WARRANT. You will not recognize any gain or other income upon receipt of a warrant.

     TAX BASIS AND HOLDING PERIOD OF WARRANTS. Your tax basis in each warrant will depend on whether you exercise the warrant, transfer the warrant, or allow the warrant to expire. If you exercise or transfer a warrant, your tax basis in the warrant generally will be determined by allocating the tax basis of your common stock on which the warrant is distributed between the common stock and the warrant, in proportion to their relative fair market values on the date of distribution of the warrant. However, if the fair market value of your warrants is less than 15% of the fair market value of your existing shares of common stock, then the tax basis of each warrant will be deemed to be zero, unless you elect to allocate tax basis to your warrants by attaching an election statement to your federal income tax return for 2002. If you allow a warrant to expire, it will be treated as having no tax basis. Your holding period for a warrant will include your holding period for the shares of common stock upon which the warrant is issued.

     EXPIRATION OF WARRANTS. You will not recognize any gain or loss upon the expiration of a warrant.

     TRANSFER OF WARRANTS. If you sell any of your warrants, you will recognize gain or loss equal to the difference between the sales proceeds and your tax basis, if any, in the warrants sold. If your holding period for the warrants, determined as described above, is more than one year, such gain or loss generally will be long-term capital gain or loss.

     EXERCISE OF WARRANTS. You generally will not recognize a gain or loss on the exercise of a warrant. The tax basis of any share of common stock that you purchase through the warrants offering will be equal to the sum of your tax basis, if any, in the warrant exercised and the price paid for the share. The holding period of the shares of common stock purchased through the warrants offering will begin on the date that you exercise your warrants.

     ADJUSTMENTS. Under Section 305 of the Code, you may be treated as receiving a deemed distribution of stock if the number of shares of common stock which you may acquire by exercising your warrant is adjusted or if the exercise price of your warrants is adjusted and the adjustment increases your proportionate interest in our earnings and profits or assets. However, an adjustment made pursuant to a bona fide formula that has the effect of preventing dilution of the interest of the warrantholders generally will not result in a deemed distribution. The warrants have certain provisions allowing for a reduction in the exercise price of the warrants. Any such reduction is expected to be treated as a deemed distribution of stock to the warrantholders. Such a distribution may be treated as a distribution under Section 301 of the Code to the warrantholders in the manner described above. In such a case, the distribution would be treated as a dividend to the extent of our current and accumulated earnings and profits in the year of the distribution, then as a return of capital to the extent of the holder's tax basis in the warrant and then as capital gain. Whether or not the distribution is treated as a distribution under Section 301 of the Code will depend, in part, on the facts surrounding the distribution, including whether we pay cash dividends or make other Section 301 distributions within 36 months of the distribution.

     INFORMATION REPORTING AND BACKUP WITHHOLDING. In general, information reporting requirements may apply to dividend payments on common stock received when you exercise your warrants and to payments on the proceeds of a sale of the warrants or common stock. A 30% (or lesser percent for years after 2002) backup withholding tax may apply to these payments unless you:

     - are a corporation or come within certain other exempt categories and, when required, demonstrate your exemption, or

     - provide a correct taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the requirements of the backup withholding rules.

     In addition, if shares of the common stock you acquire when you exercise your warrants are sold to, or through, a "broker," the broker may be required to withhold 30% (or lesser percent for years after 2002) of the entire sales price, unless either:

     - the broker determines that you are a corporation or other exempt recipient or

     - you provide, in the required manner, certain identifying information. This type of sale must also be reported by the broker to the Internal Revenue Service, unless the broker determines that you are an exempt recipient. The term "broker" as defined in Treasury regulations includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

     Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a credit against your United States federal income tax, provided that the required information is furnished to the Internal Revenue Service.

TAXATION OF NON-U.S. STOCKHOLDERS

     The following discussion is limited to the United States federal income tax consequences relevant to a stockholder who is not a U.S. stockholder.

     TRANSFER OF WARRANTS OR COMMON STOCK. You generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale or exchange of the warrants or the shares of common stock unless:

     - the gain is effectively connected with the conduct of your United States trade or business;

     - if you are an individual, you are present in the United States for a period or periods aggregating 183 days or more during the taxable year of the transfer and certain other circumstances are present;

     - you are subject to tax pursuant to the provisions of the Code applicable to certain U.S. expatriates; or

     - the gain is subject to tax under Section 897 of the Code regarding "United States real property interests."

     In the case of certain publicly traded companies, such as Magnum Hunter, the rules applicable to U.S. real property interests apply only in the case of a "5% owner," that is, a person who, at some time during the shorter of the period during which the taxpayer held such interest or the five-year period ending on the date of the disposition of such interest, held or was deemed to hold more than 5% of such stock. Thus, unless you are a 5% owner, you should not be subject to United States federal income tax under Section 897 of the Code or withholding tax under Section 1445 of the Code on the amount of gain you realize on the sale or exchange of the warrants or the common stock. If you are subject to United States federal income tax or withholding tax under another exception, you will be subject to the rules discussed in the section above entitled "Taxation of U.S. Stockholders," except for certain rules related to dividends and branch profits tax discussed below.

     DIVIDENDS ON COMMON STOCK. Generally, dividends received by you with respect to the common stock you receive when you exercise your warrants will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend. This rate may be reduced by an applicable income tax treaty and compliance with certain requirements that document your entitlement to the benefits of the treaty. If the dividends are effectively connected with the conduct of a U.S. trade or business by you, the dividends will be taxed at the graduated rates applicable to U.S. citizens, resident aliens, and domestic corporations and would not be subject to United States withholding tax if you give an appropriate statement to the withholding agent prior to payment of the dividend. Certain Treasury regulations provide alternative methods for establishing exemptions from or reductions of withholding on payments to foreign persons, including exemptions for payments through certain qualified intermediaries.

     BRANCH PROFITS TAX. If you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or lower treaty rate on dividends or capital gains that are effectively connected to the conduct of a U.S. trade or business. You should consult applicable income tax treaties, which may include different rules, subject to compliance with certain requirements that document your entitlement to treaty benefits.

     INFORMATION REPORTING AND BACKUP WITHHOLDING. Backup withholding, which generally is a withholding tax imposed at the rate of 30% (or lesser percent for years after 2002) on payments to persons that fail to furnish certain required information, and information reporting will not apply to payments of dividends or payments made of the proceeds from the disposition of warrants or common stock to or through the U.S. office of any broker if you certify to your non-U.S. status under penalties of perjury or otherwise establish an exemption. This assumes that the payor does not have actual knowledge that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

     We must report annually to the IRS and to each of you any dividends that are subject to withholding or that are exempt from U.S. withholding tax. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which you reside.

     Any amounts withheld under the backup withholding rules from a payment to you generally should be allowed as a refund or a credit against your United States federal income tax liability, provided that the requisite procedures are followed.

TAXATION OF MAGNUM HUNTER RESOURCES, INC.

     We will not recognize any gain, other income or loss upon the issuance of the warrants, the lapse of the warrants, or the receipt of payment for shares of common stock upon exercise of the warrants.

                         MAGNUM HUNTER AFTER THE MERGER

     Upon completion of the merger with Prize, which we expect to complete on March 15, 2002, Magnum Hunter will remain an independent, but substantially larger company headquartered in Irving, Texas. Our principal activity will be the exploration, acquisition, development and production of crude oil and natural gas. In addition, we will continue to gather, transmit and market natural gas, and also to manage and operate producing oil and gas properties for third-parties on a contract basis.

BENEFITS OF THE MERGER

     The combination of Magnum Hunter and Prize will create a mid-size independent oil and gas exploration and production company in terms of market capitalization, total proved reserves and annual production. We expect the merger to provide us with the following advantages:

     LARGER AND MORE DIVERSIFIED ASSET BASE. At year-end 2000, Magnum Hunter and Prize combined would have had aggregate total proved reserves of approximately 960 Bcfe with a reserve to production ratio of approximately 12 years. On an energy equivalent basis, about 55% of these reserves were natural gas and 45% were oil and natural gas liquids. These reserves are concentrated in four primary operating areas: the Permian Basin of West Texas and Southeastern New Mexico, the Mid-Continent area of Oklahoma and the Texas Panhandle, the onshore region of South Texas and Louisiana, and offshore Gulf of Mexico. In addition to the proved oil and gas properties, the combined company would have had approximately 234,000 net acres of exploration acreage at year-end 2001.

     The merger should also cause Magnum Hunter to have substantial increases in oil and natural gas production from the combined company's reserve base and mineral acreage ownership position. Assuming the merger was effective January 1, 2001, our average net daily production for the nine months ended September 30, 2001 would have been 232 MMcfe.

     INCREASED FINANCIAL STRENGTH AND FLEXIBILITY. At February 6, 2002 the combined equity market capitalization of Magnum Hunter and Prize would have been approximately $521.3 million. Accordingly, we believe that we will have greater access to capital than either Magnum Hunter or Prize has alone. In addition, we believe that we will have an enhanced ability to pursue acquisitions and to participate in further consolidation opportunities among independent exploration and production companies.

     COST SAVINGS. We expect the merger to result in $8 million to $10 million in annual cost savings for the combined company due to reduced operating and general and administrative expenses. We plan to consolidate the corporate headquarters and selected field offices of Magnum Hunter and Prize, eliminate duplicate staff and expenses, achieve purchasing synergies and implement other cost saving measures.

     IMPROVED CAPITAL EFFICIENCIES. We plan to pursue the best exploration opportunities available to the combined company and to focus on exploitation projects with the highest potential rates of return. In addition, we believe that we will be better able to pursue and accelerate development, exploitation, and exploration opportunities in our inventory due to our enhanced financial strength. As a result, we believe that after the merger we will have the potential for greater returns on capital employed than either Magnum Hunter or Prize could achieve alone.

     GREATER HUMAN AND TECHNOLOGICAL RESOURCES. We will have significant expertise with regard to various oilfield technologies, including new vintage 3-D seismic interpretation capabilities, enhanced oil recovery, deep onshore natural gas drilling, shallow offshore drilling and other exploration, production and processing technologies. As a result, we expect to have an enhanced ability to acquire, explore for, develop and exploit oil and natural gas reserves domestically both onshore and offshore.

BUSINESS STRATEGY

     After the merger with Prize, Magnum Hunter's overall strategy will be to increase its reserves, production, cash flow and earnings utilizing a properly balanced program of:

     - selective exploration;

     - the exploitation and development of acquired properties; and

     - strategic acquisitions of additional proved reserves.

     The following are key elements of our strategy:

     EXPLORATION. We will continue to participate in drilling Gulf of Mexico exploratory wells in an effort to add shorter-lived, higher output production to our reserve mix. The continued use of 3-D seismic information as a tool in our exploratory drilling in the Gulf of Mexico will be significant. We have recently built a substantial inventory of undrilled offshore lease blocks and have acquired the related 3-D seismic information. Magnum Hunter will also attempt to align itself with other active Gulf of Mexico industry partners who have similar philosophies and goals with respect to a "fast track" program in placing new production online. This typically involves drilling wells near existing infrastructure such as production platforms, facilities and pipelines. We also maintain an active onshore exploration program primarily concentrated in West Texas and Southeastern New Mexico where we have various other operations. From time to time, we participate in higher risk new exploration projects generated by third parties in areas along the Gulf Coast of Texas and Louisiana.

     EXPLOITATION AND DEVELOPMENT OF EXISTING PROPERTIES. We will have a substantial inventory of over 1,000 development/exploitation projects which include development drilling, workovers and recompletion opportunities. We will continue to seek to maximize the value of our existing properties through development activities including in-fill drilling, waterflooding and other enhanced recovery techniques. Typically, our exploitation projects do not have significant time limitations due to the existing mineral acreage being held by current production. By operating substantially all of our properties, our management is provided maximum flexibility with respect to the timing of capital expended to develop these opportunities.

     PROPERTY ACQUISITIONS. Although we currently have an extensive inventory of exploitation and development opportunities, we will continue to pursue strategic acquisitions which fit our objectives of increasing proved reserves in similar geographic regions that contain development or exploration potential combined with maintaining operating control. We plan to continue to pursue an acquisition strategy of acquiring long-lived assets where operating synergies may be obtained and production enhancements either on the surface or below ground may be achieved.

     MANAGEMENT OF OVERHEAD AND OPERATING COSTS. We will continue to emphasize strict cost controls in all aspects of our business and will continue to seek to operate our properties wherever possible. By operating approximately 80% of our properties (on a PV-10 basis), we will generally be able to control direct operating and drilling costs as well as to manage the timing of development and exploration activities. This control also provides greater flexibility as to the timing requirements to fund new capital expenditures. By strictly controlling Magnum Hunter's general and administrative expenses, management strives to maximize its net operating margin.

     EXPANSION OF GAS GATHERING AND PROCESSING OPERATIONS. We have implemented several programs to expand and increase the efficiency of our gas gathering systems and gas processing plants. We will consider opportunities to acquire or develop additional gas gathering and processing facilities that are associated with our current production.

PRO FORMA RESERVES AND PRODUCTION

     Our pre-merger oil and gas interests in the Permian Basin of West Texas and Southeastern New Mexico, the Mid-Continent area of Oklahoma and the Texas Panhandle and the onshore Gulf Coast area of South Texas and Louisiana will be significantly enhanced by Prize's oil and gas interests in those same geographic areas. The merger will result in our having a more balanced product mix between oil and gas. As of December 31, 2000 the combined companies would have had proved reserves of 71,341 MBbls of oil and 531,638 MMcf of gas (or 65,886 MBbls of oil and 500,293 MMcf of gas using December 31, 2001 commodity prices) with a standardized measure of discounted future net cash flows of $1,926,268,000 at December 31, 2000 (or $612,288,000
using December 31, 2001 commodity prices) on a pro forma basis to take into account the merger. Average daily production for the combined company was 198,353 Mcfe for the year ended December 31, 2000 and 232,410 Mcfe for the nine months ended September 31, 2001 on this pro forma basis.

HEDGING

     Prize has historically carried on more hedging activities than we have. These hedging activities, while intended to reduce sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which we or the counterparties to our hedging contracts could fail to perform. Additionally, the fixed price sales and hedging contracts limit the benefits the combined company will realize if actual prices rise above the contract price. Neither company has any significant exposure under its existing hedges to the recently announced bankruptcy of Enron.

     The combined company will have a substantial amount of its 2002 and 2003 production hedged at prices which are currently favorable. Listed below is a summary of the combined company commodity hedge position for 2002, 2003, and 2004 as in place on January 1, 2002. All prices are stated on an approximate NYMEX equivalent basis.

                                                                     WEIGHTED AVERAGE PRICE
                                                                            PER MCF
                                                      DAILY VOLUME   ----------------------
NATURAL GAS                                               MMCF       FLOOR         CEILING
-----------                                           ------------   ------        --------
2002................................................      103        $3.44          $3.63
2003................................................       65        $3.17          $3.59
2004................................................       15        $3.01          $4.21

                                                                     WEIGHTED AVERAGE PRICE
                                                                             PER MCF
                                                      DAILY VOLUME   -----------------------
NATURAL GAS                                               MMCF        FLOOR         CEILING
-----------                                           ------------   --------      ---------
2002................................................     5,750        $23.23         $26.14
2003................................................     1,000        $21.25         $21.25
2004................................................       n/a           n/a            n/a

POSSIBLE NEW CREDIT FACILITY

     Completion of the merger will, at a minimum, require both Magnum Hunter and Prize to obtain waivers or consents from the lenders under their respective credit facilities. Our management expects, however, that it will be necessary for Magnum Hunter to establish a new credit facility secured by the assets of the combined company and in an amount sufficient both to pay off all indebtedness under Magnum Hunter's and Prize's existing credit facilities (approximately $392 million in the aggregate as of December 31, 2001) and to provide sufficient funds for working capital. Obtaining bank consents or a new credit facility is a condition to the obligations of both Magnum Hunter and Prize to complete the merger. We received proposals from each of five financial institutions for a new credit facility. As of February 8, 2002, we had received executed commitment letters from two large financial institutions for a new credit facility, each with an initial borrowing base of $500 million. We are presently evaluating the two commitment letters.

MANAGEMENT

     The board of directors of Magnum Hunter following the merger will consist of nine directors, seven of whom are currently our directors and two of whom are currently directors of Prize. The seven directors of Magnum Hunter who are expected to continue as directors are Gary C. Evans, Gerald W. Bolfing, Jerry Box, Jim Kneale, Matthew C. Lutz, John H. Trescot, Jr. and James E. Upfield. The two current directors of Magnum Hunter who are expected to resign following the merger are David L. Kyle and Oscar C. Lindemann. The two directors of Prize who are expected to become directors of Magnum Hunter are James R. Latimer III and Robert Kelley. The directors are elected for staggered three-year terms. Gary C. Evans, who currently serves as the chairman of the board, president and chief executive officer of Magnum Hunter, will retain the same positions with the combined company. Our current principal executive officers will remain the same. Executive officers are elected by our board of directors and serve at its discretion.

     Set forth below is selected information regarding the persons who are expected to be the directors of Magnum Hunter following the merger.

     Gary C. Evans, age 44, has served as president, chief executive officer and a director of Magnum Hunter since December 1995 and as chairman of Magnum Hunter since September 2001. He has been chairman and chief executive officer of all of the Magnum Hunter subsidiaries since their formation or acquisition. In 1985, Mr. Evans formed the predecessor company, Hunter Resources, Inc., that became Magnum Hunter some ten years later. From 1981 to 1985, Mr. Evans was associated with the Mercantile Bank of Canada where he held various positions including vice president and manager of the Energy Division of the Southwestern United States. From 1978 to 1981, he served in various capacities with National Bank of Commerce including credit manager and credit officer. Mr. Evans serves on the board of directors of Novavax, Inc., an American Stock Exchange listed pharmaceutical company. He additionally serves on the board of the following three private Texas-based companies that Magnum Hunter owns various minority interests in: Swanson Consulting Services, Inc., a geological consulting firm; NGTS, LLC, a natural gas marketing company; and Aurion Technologies, Inc., a company that provides web-enabled automation to the oil and natural gas industry. He also serves as a trustee of TEL Offshore Trust, an OTC-listed oil and gas trust in which Magnum Hunter owns an approximate 42% interest.

     Gerald W. Bolfing, age 72, has been a director of Magnum Hunter since December 1995. Mr. Bolfing was appointed a director of Hunter Resources, Inc. in August 1993. He is an investor in the oil and gas business and a past officer of one of Hunter's former subsidiaries. From 1962 to 1980, Mr. Bolfing was a partner in Bolfing Food Stores in Waco, Texas. Mr. Bolfing was involved in American Service Company in Atlanta, Georgia from 1964 to 1965, and was active with Cable Advertising Systems, Inc. of Kerrville, Texas from 1978 to 1981. He joined a Hunter subsidiary in the well servicing business in 1981 where he remained active until its divestiture in 1992. Mr. Bolfing is on the board of directors of Capital Marketing Corporation of Hurst, Texas.

     Jerry Box, age 62, has served as a director of Magnum Hunter since March 1999. From February 1998 to March 1999, he served in the position of president and chief operating officer and as a director of Oryx Energy Company, now owned by Kerr McGee Corporation. From December 1995 to February 1998, he was executive vice president and chief operating officer of Oryx. From December 1994 through November 1995, he served as executive vice president, exploration and production of Oryx. Previously, he served as senior vice president, exploration and production of Oryx. Mr. Box attended Louisiana Tech University, where he received B.S. and M.S. degrees in geology, and is also a graduate of the Program for Management Development at the Harvard University Graduate School of Business Administration. Mr. Box served as an officer in the U.S. Air Force from 1961 to 1966. Mr. Box is a former member of the Policy Committee of the U.S. Department of the Interior's Outer Continental Shelf Advisory Board, past chairman and vice-chairman of the American Petroleum Institute's Exploration Affairs subcommittee, a former president of the Dallas Petroleum Club and a member of the Independent Petroleum Association of America.

     Robert Kelley, age 56, has been a director of Prize since May 2001. He is currently president of Kellco Investments Inc., a private investment company. From 1986 through October 2000, Mr. Kelley served as president and chief executive officer of Noble Affiliates, Inc., an independent energy company with domestic and international exploration and production operations. From 1992 through April 2001, Mr. Kelley also served as chairman of the board of Noble Affiliates, and he was a director of Noble Affiliates from 1986 through April 2001. He held various financial and operational positions with Noble Affiliates and its subsidiaries from 1975 until his election as president in 1986. Mr. Kelley also serves as a director of OGE Energy Corp., the parent company of OG&E Electric Services, Oklahoma's largest electric utility; Enogex, Inc., a natural gas pipeline, processing and energy marketing business; Lone Star Technologies, Inc., a leading manufacturer of oilfield tubular products; and Continental Resources, Inc., a privately held exploration and production company active primarily in the Rocky Mountain and Mid-Continent regions of the United States. Mr. Kelley received his B.B.A from the University of Oklahoma in 1973 and is a certified public accountant.

     Jim Kneale, age 50, has served as a director of Magnum Hunter since September 2000. Mr. Kneale is currently employed by ONEOK, Inc. as senior vice president, chief financial officer and treasurer and has been such since January 2001. He is responsible for the finance, tax and accounting, internal audit and risk control functions for ONEOK. Mr. Kneale joined ONEOK in 1981 as vice president of ONEOK Drilling Company. He became vice president of Energy Companies of ONEOK later in 1981 and was named vice president of accounting for Oklahoma Natural Gas Company, a division of ONEOK, Inc., in 1992. Mr. Kneale became vice president of the Tulsa District of Oklahoma Natural Gas in 1994, vice president for ONEOK Resources in 1996, and president of Oklahoma Natural Gas in 1997. He was elected to the chief financial officer position in 1999. Mr. Kneale is a member of the American Institute of Certified Public Accountants and the Oklahoma Society of CPAs. Mr. Kneale serves on the Board of Directors of the YMCA of Greater Tulsa, the Tulsa Boys' Home, Tulsa Community College Foundation, and the Advisory Board of the Oklahoma Blood Institute. A certified public accountant, Mr. Kneale received his accounting degree from West Texas A&M University in 1973.

     James R. Latimer III, age 55, has been a director of Prize since October 2000. Over the past eight years, Mr. Latimer has been the chairman and chief executive officer of Explore Horizons, Incorporated, a privately held exploration and production company based in Dallas, Texas. Previously, Mr. Latimer was co-head of the regional office of what is now The Prudential Capital Group in Dallas, Texas, which handled energy and other financing for The Prudential Insurance Company. In addition, Mr. Latimer's prior experience has included senior executive positions with several private energy companies, consulting with the firm of McKinsey & Co., service as an officer in the United States Army Signal Corps., and several directorships. Mr. Latimer received a B.A. degree in economics from Yale University and an M.B.A. from Harvard University. He is a Chartered Financial Analyst.

     Matthew C. Lutz, age 66, retired as chairman of Magnum Hunter on September 1, 2001 after having served in that capacity since March 1997 and after having previously served as vice chairman of Magnum Hunter from December 1995 to March 1997. Mr. Lutz also previously served as executive vice president of Magnum Hunter from December 1995 to September 2001. Mr. Lutz held similar positions with Hunter Resources, Inc. from September 1993 until October 1996. From 1984 through 1992, Mr. Lutz was senior vice president of exploration and a director of Enserch Exploration, Inc., with responsibility for its worldwide oil and gas exploration and development program. Prior to joining Enserch, Mr. Lutz spent 28 years with Getty Oil Company. He advanced through several technical, supervisory and managerial positions which gave him various responsibilities including exploration, production, lease acquisition, administration and financial planning.

     John H. Trescot, Jr., age 77, has served as a director of Magnum Hunter since June 1997. Mr. Trescot is the principal of AWA Management Corporation, a consulting firm specializing in financial evaluations for companies and entities such as the Overseas Private Investment Corp. Mr. Trescot began his professional career as an engineer with Shell Oil Company. Later, Mr. Trescot joined Hudson Pulp & Paper Corp. (now a part of Georgia-Pacific Corp.) where he served 19 years in various positions in woodlands and pulp and paper, advancing to the position of senior vice president for its Southern Operations. Mr. Trescot then became vice president of The Charter Company, a multi-billion dollar corporation with operations in oil, communications and insurance. In 1979, Mr. Trescot became the chief executive officer of JARI, a timber, pulp and mining operation in the Amazon Basin of Brazil. During 1982-89, while he was the chief executive officer of TOT Drilling Corp., TOT drilled many deep wells in West Texas and New Mexico for major and independent oil companies. Mr. Trescot received his BME degree from Clemson University and his M.B.A. from Harvard University.

     James E. Upfield, age 80, has served as a director of Magnum Hunter since December 1995. Mr. Upfield was appointed a director of Hunter Resources, Inc., in August 1992. Mr. Upfield is chairman of Temtex Industries, Inc., a public company based in Dallas, Texas, that produces consumer hard goods and building materials. In 1969, Mr. Upfield served on a select Presidential Committee serving postal operations of the United States of America. He later accepted the responsibility for the Dallas region, which encompassed Texas and Louisiana. From 1959 to 1967, Mr. Upfield was president of Baifield Industries, Inc. and its predecessor, a company he founded in 1949 which merged with Baifield in 1963. Baifield was engaged in prime government contracts for military systems and sub-systems in the production of high-strength, light-weight metal products.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the American Stock Exchange under the symbol "MHR." The following table shows the quarterly high and low sales price per share for our common stock for the periods indicated.

                                                               HIGH       LOW
                                                              -------    ------
2000
  First quarter.............................................  $  4.125   $ 2.50
  Second quarter............................................     6.6875    3.00
  Third quarter.............................................     9.375     5.75
  Fourth quarter............................................    11.00      6.50

2001
  First quarter.............................................    13.90     10.11
  Second quarter............................................    12.48      8.11
  Third quarter.............................................     9.69      7.70
  Fourth quarter............................................    11.30      7.53

2002
  First quarter (through February 8, 2002)..................     8.40      6.65

     On February 8, 2002 the last reported sale price of the common stock on the American Stock Exchange was $7.57 per share. As of February 1, 2002, there were 3,244 record holders of the common stock.

     We have never paid cash dividends. Our management intends to retain all available earnings for use in our business and does not anticipate paying any cash dividends on our common stock at any time in the foreseeable future. In addition, our ability to pay cash dividends is and will continue to be restricted by the covenants related to our debt.

        UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited condensed pro forma consolidated balance sheet as of September 30, 2001 and the unaudited condensed pro forma consolidated income statements for the nine months ended September 30, 2001 and for the year ended December 31, 2000, are based on the historical consolidated financial statements of Magnum Hunter and Prize, adjusted to give effect to the merger.

     The historical balance sheet and results of operations information for Magnum Hunter has been derived from Magnum Hunter's audited and unaudited consolidated financial statements for the periods presented, which are incorporated by reference in this document. The historical balance sheet and results of operations information for Prize has been derived from Prize's audited and unaudited consolidated financial statements for the periods presented, which are incorporated by reference in this document. The unaudited condensed pro forma consolidated balance sheet has been prepared assuming the merger was consummated on September 30, 2001. The unaudited condensed pro forma consolidated income statements have been prepared assuming that the merger was consummated on January 1, 2000. The pro forma adjustments are described in the accompanying notes and are based upon available information and current assumptions.

     The unaudited condensed pro forma consolidated financial statements do not purport to represent what the financial position or results of operations of Magnum Hunter actually would have been had the merger occurred on the dates indicated or to project Magnum Hunter's financial position or results of operations for any future date or period. Furthermore, the unaudited condensed pro forma consolidated financial statements do not reflect any cost savings or other synergies which may result from the merger or any other changes which may occur as the result of post-combination activities and other matters. In addition, the unaudited condensed pro forma consolidated income statements exclude non-recurring charges directly attributable to the merger that will be charged to operations in the quarter in which the merger is actually consummated.

     The unaudited condensed pro forma consolidated financial statements and the related notes should be read in conjunction with the historical consolidated financial statements of Magnum Hunter, including the related notes, and the historical consolidated financial statements of Prize, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Magnum Hunter and Prize, all of which are incorporated by reference in this document.

                         MAGNUM HUNTER RESOURCES, INC.

          UNAUDITED CONDENSED PRO FORMA CONSOLIDATED INCOME STATEMENT
                          YEAR ENDED DECEMBER 31, 2000

                                          MAGNUM HUNTER      PRIZE       PRO FORMA     MAGNUM HUNTER
                                           HISTORICAL     HISTORICAL    ADJUSTMENTS      PRO FORMA
                                          -------------   -----------   -----------    -------------
                                               (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)
Operating revenues
  Oil and gas sales.....................   $   106,052    $   149,489    $      --      $   255,541
  Gas gathering, marketing, and
     processing.........................        20,010             --           --           20,010
  Oilfield management services..........         1,448             --           --            1,448
                                           -----------    -----------    ---------      -----------
          Total operating revenues......       127,510        149,489           --          276,999
                                           -----------    -----------    ---------      -----------
Operating costs and expenses
  Oil and gas production lifting
     costs..............................        16,401         31,996           --           48,397
  Production taxes and other costs......        12,558         14,376           --           26,934
  Gas gathering, marketing and
     processing.........................        15,685             --           --           15,685
  Oilfield management services..........           903             --           --              903
  Depreciation, depletion and
     amortization.......................        25,556         25,472       14,133(a)        65,161
  Gain on sale of assets................           (28)            --           --              (28)
  General and administrative............         6,106          9,162           --(b)        15,268
                                           -----------    -----------    ---------      -----------
          Total operating costs and
            expenses....................        77,181         81,006       14,133          172,320
                                           -----------    -----------    ---------      -----------
Operating profit........................        50,329         68,483      (14,133)         104,679
  Equity in earnings of affiliate.......         1,307             --           --            1,307
  Other income..........................           477            775           --            1,252
  Interest expense......................       (22,298)       (17,604)      (4,557)(c)      (44,459)
                                           -----------    -----------    ---------      -----------
Income before income taxes..............        29,815         51,654      (18,690)          62,779
Provision for income taxes..............        (7,555)       (19,112)       6,915(d)       (19,752)
                                           -----------    -----------    ---------      -----------
Net income..............................        22,260         32,542      (11,775)          43,027
  Preferred dividends...................        (9,708)          (459)          --          (10,167)
                                           -----------    -----------    ---------      -----------
Income from continuing operations
  available to common stockholders......   $    12,552    $    32,083    $ (11,775)     $    32,860
                                           ===========    ===========    =========      ===========
Income per common share -- basic(h).....   $      0.60    $      2.60                   $      0.60
                                           ===========    ===========                   ===========
Income per common share -- diluted(h)...   $      0.51    $      2.29                   $      0.56
                                           ===========    ===========                   ===========
Common shares used in per share
  calculation
  Basic.................................    20,856,854     12,333,989                    54,771,890
  Diluted...............................    32,834,270     14,204,462                    66,749,306

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                         MAGNUM HUNTER RESOURCES, INC.

          UNAUDITED CONDENSED PRO FORMA CONSOLIDATED INCOME STATEMENT
                      NINE MONTHS ENDED SEPTEMBER 30, 2001

                                          MAGNUM HUNTER      PRIZE       PRO FORMA     MAGNUM HUNTER
                                           HISTORICAL     HISTORICAL    ADJUSTMENTS      PRO FORMA
                                          -------------   -----------   -----------    -------------
                                               (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)
Operating revenues
  Oil and gas sales.....................   $   107,154    $   145,712    $     --       $   252,866
  Gas gathering, marketing, and
     processing.........................        15,707             --          --            15,707
  Oil field management services.........         1,394             --          --             1,394
                                           -----------    -----------    --------       -----------
          Total operating revenues......       124,255        145,712          --           269,967
                                           -----------    -----------    --------       -----------
Operating costs and expenses
  Oil and gas production lifting
     costs..............................        14,995         32,309          --            47,304
  Production taxes and other costs......         9,913         14,021          --            23,934
  Gas gathering, marketing and
     processing.........................        14,086             --          --            14,086
  Oilfield management services..........           955             --          --               955
  Depreciation, depletion and
     amortization.......................        29,319         27,194       6,852(a)         63,365
  Gain on sale of assets................            (4)            --          --                (4)
  General and administrative............         5,817          9,232          --(b)         15,049
                                           -----------    -----------    --------       -----------
          Total operating costs and
            expenses....................        75,081         82,756       6,852           164,689
                                           -----------    -----------    --------       -----------
Operating profit........................        49,174         62,956      (6,852)          105,278
  Equity in earnings of affiliate.......         1,189             --          --             1,189
  Other income..........................           224          5,455          --             5,679
  Interest expense......................       (14,244)       (13,474)     (2,212)(c)       (29,930)
                                           -----------    -----------    --------       -----------
Income before income taxes..............        36,343         54,937      (9,064)           82,216
Provision for income taxes..............       (13,765)       (20,327)      3,354(d)        (30,738)
                                           -----------    -----------    --------       -----------
Income from continuing operations
  available to common stockholders......   $    22,578    $    34,610    $ (5,710)      $    51,478
                                           ===========    ===========    ========       ===========
Income per common share -- basic(h).....   $      0.65    $      2.71                   $      0.75
                                           ===========    ===========                   ===========
Income per common share -- diluted(h)...   $      0.61    $      2.54                   $      0.72
                                           ===========    ===========                   ===========
Common shares used in per share
  calculation
  Basic.................................    34,790,222     12,791,211                    68,705,258
  Diluted...............................    37,178,592     13,622,983                    71,383,497

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                         MAGNUM HUNTER RESOURCES, INC.

            UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2001

                                     ASSETS

                                                       MAGNUM HUNTER     PRIZE       PRO FORMA    MAGNUM HUNTER
                                                        HISTORICAL     HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                       -------------   ----------   -----------   -------------
                                                                      (IN THOUSANDS OF DOLLARS)

Current assets
  Cash and cash equivalents..........................    $   3,080      $  5,150     $     --      $    8,230
  Accounts receivable
    Trade, net of allowance..........................       19,844        27,842           --          47,686
    Other............................................           25            --           --              25
  Derivative assets..................................        3,085        19,607           --          22,692
  Prepaid and other..................................        3,914        10,181           --          14,095
                                                         ---------      --------     --------      ----------
         Total current assets........................       29,948        62,780           --          92,728
                                                         ---------      --------     --------      ----------
Property, plant, and equipment
  Oil and gas properties, full cost method
    Unproved.........................................       19,541            --      113,000(e)      132,541
    Proved...........................................      505,182       397,770       26,230(e)      929,182
  Pipelines and other................................       16,230         2,431           --          18,661
                                                         ---------      --------     --------      ----------
  Total property, plant, and equipment...............      540,953       400,201      139,230       1,080,384
    Accumulated depreciation, depletion,
      amortization, and impairment...................     (157,183)           --           --        (157,183)
                                                         ---------      --------     --------      ----------
  Net property, plant and equipment..................      383,770       400,201      139,230         923,201
                                                         ---------      --------     --------      ----------
Intangible and other assets
  Goodwill...........................................           --            --       85,292(e)       85,292
  Deposits and other assets..........................        4,701        14,710       (2,300)(e)      19,411
                                                                                        3,500(f)
                                                                                       (1,200)(g)
  Investment in unconsolidated affiliates............        9,654            --           --           9,654
                                                         ---------      --------     --------      ----------
         Total assets................................    $ 428,073      $477,691     $224,522      $1,130,286
                                                         =========      ========     ========      ==========

                                     LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities
  Trade payables and accrued liabilities.............    $  35,810      $ 22,127     $  8,000(e)   $   66,893
                                                                                        1,400(e)
                                                                                         (444)(g)
  Derivative liabilities.............................          903           462           --           1,365
  Current maturities of long-term debt...............           20            --           --              20
                                                         ---------      --------     --------      ----------
         Total current liabilities...................       36,733        22,589        8,956          68,278
                                                         ---------      --------     --------      ----------
Long-term liabilities
  Long-term debt.....................................      266,056       250,819       50,117(e)      570,492
                                                                                        3,500(f)
  Production payment liability.......................          215            --           --             215
  Deferred income taxes payable......................        7,399        41,313       48,787(e)       97,499
Stockholders' equity
  Preferred stock....................................            1            --           --               1
  Common stock.......................................           72           146          (78)(e)         140
  Additional paid-in-capital.........................      152,295        96,287      180,533(e)      429,115
  Accumulated other comprehensive loss...............         (319)       23,802      (23,802)(e)        (319)
  Accumulated deficit................................      (27,878)       74,895      (74,895)(e)     (28,634)
                                                                                         (756)(g)
  Receivable from stockholder........................         (742)           --           --            (742)
  Unearned common stock in ESOP, at cost.............       (3,529)           --           --          (3,529)
                                                         ---------      --------     --------      ----------
                                                           119,900       195,130       81,002         396,032
  Treasury stock, at cost............................       (2,230)      (32,160)      32,160(e)       (2,230)
                                                         ---------      --------     --------      ----------
         Total stockholders' equity..................      117,670       162,970      113,162         393,802
                                                         ---------      --------     --------      ----------
         Total liabilities and stockholders'
           equity....................................    $ 428,073      $477,691     $224,522      $1,130,286
                                                         =========      ========     ========      ==========

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                         MAGNUM HUNTER RESOURCES, INC.

              NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The unaudited condensed pro forma consolidated financial statements have been prepared to give effect to the merger of Magnum Hunter and Prize. The merger will be accounted for as an acquisition of Prize by Magnum Hunter using the purchase method of accounting. Under this accounting method, Magnum Hunter will record Prize's assets and liabilities at their fair values, and if the purchase price exceeds the total of these fair values, Magnum Hunter will record the excess as goodwill.

     The unaudited condensed pro forma consolidated balance sheet as of September 30, 2001 is presented as if the merger occurred on that date. The unaudited condensed pro forma consolidated income statements for the nine months ended September 30, 2001 and the year ended December 31, 2000 are presented as if the merger had occurred on January 1, 2000. Because the exercise price of the warrants being issued to Magnum Hunter's stockholders is greater than the current market price of Magnum Hunter common stock, we have assumed that no proceeds will be received by Magnum Hunter for purposes of the pro forma financial statements.

(2) PRO FORMA ADJUSTMENTS

     (a) Reflects the incremental increase in depreciation, depletion and amortization as a result of applying full cost accounting used by Magnum Hunter rather than successful efforts accounting used by Prize.

     In addition, depreciation, depletion and amortization has been computed using the unit of production method and reflects Magnum Hunter's increased investment in oil and natural gas properties using purchase accounting, which excludes $113.0 million of the Prize acquisition price which Magnum Hunter has initially classified as unproved properties. This calculation utilized the initial allocation of purchase price described below. An increase or decrease in the fair value allocated to proved oil and gas properties will impact the calculation of depreciation, depletion and amortization. Initial estimates of proved reserves were used in calculating the depreciation, depletion and amortization rate.

     (b) Although management expects to achieve some efficiencies in consolidation of the general and administrative functions, firm plans have not yet been determined and, therefore, no adjustments have been included in the pro forma income statements.

     (c) Reflects a net increase for the periods presented to reflect $53.6 million of additional debt under an anticipated new credit facility at an assumed annual interest rate of 8.5% and 5.5% for the year ended December 31, 2000 and the nine months ended September 30, 2001, respectively, that would have been required to fund the cash portion of the merger, assumed to be $4.00 per share, and other transaction costs, including deferred financing costs related to the new credit facility. The interest rates applied to the additional debt are based upon Magnum Hunter's historical interest rates on its existing facility. As discussed below, there can be no assurance that Magnum Hunter will be able to enter into a new credit facility or that such facility can be entered into at interest rates comparable to the existing interest rates.

     A 0.125% change in the interest rates on the credit facility will cause interest expense to fluctuate by approximately $131,000 and $178,000 for the year and nine month periods, respectively. In addition, the cash portion of the purchase price can fluctuate from between $0.25 to $5.25 per share of Prize common stock, depending on the market price of Magnum Hunter common stock for the period defined in the merger agreement. This could cause the borrowings under the new credit facility to fluctuate between $3.1 million and $65.8 million, which would result in a different amount of cash borrowed than assumed in these pro forma financial statements and impact the amount of related interest expense. For purposes of the pro forma financial statements, we have assumed a $4.00 per share cash portion of the purchase price.

                         MAGNUM HUNTER RESOURCES, INC.

              NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     (d) Reflects the estimated tax effect of the pro forma adjustments for the year ended December 31, 2000 and the nine months ended September 30, 2001 at a rate of 37%.

     (e) In connection with the merger, Prize stockholders will receive, for each share of Prize common stock they own, 2.5 shares of Magnum Hunter common stock and a cash payment of between $0.25 and $5.25 per share for total consideration of $24.00 per share, based on the average price of Magnum Hunter common stock before the merger as determined in the merger agreement. For purposes of these unaudited pro forma financial statements, we have assumed a price of $8.00 per share for each share of Magnum Hunter common stock (based on the average of the closing prices of Magnum Hunter common stock during the period beginning five trading days before and ending five trading days after the announcement of the merger) and a cash component of $4.00 for each share of Prize common stock.

     The following summarizes the total assumed purchase price and related preliminary allocation to the net assets acquired (in thousands):

Total Net Purchase Price:
  Fair value of 33,915,036 shares of Magnum Hunter common
     stock issued based on an average price of $8.00 per
     share (assuming exercise of outstanding Prize stock
     options)...............................................   $ 271,320
  Cash consideration........................................      50,117
  Fair value of Prize warrants..............................       5,568
  Severance payments........................................       8,000
  Estimated Magnum Hunter transaction related costs.........       1,400
                                                               ---------
       Total................................................   $ 336,405
                                                               =========
Net Preliminary Purchase Price Allocation:
  Net purchase price........................................   $ 336,405
  Historical net assets acquired............................    (162,970)
                                                               ---------
  Excess purchase price.....................................     173,435
  Adjustment of proved oil and gas properties to fair
     value..................................................     (26,230)
  Adjustment of unproved oil and gas properties to fair
     value..................................................    (113,000)
  Write-off of historical Prize deferred financing costs....       2,300
  Additional deferred income taxes..........................      48,787
                                                               ---------
       Excess purchase price allocated to goodwill..........   $  85,292
                                                               =========

     Magnum Hunter has not completed its final assessment of the fair value of assets and liabilities of Prize and the related business integration plans. Magnum Hunter expects that the ultimate purchase price may include additional adjustments to the fair value of the acquired assets and liabilities. Accordingly, to the extent that such adjustments impact the fair value of oil and gas properties, such differences will impact the calculation of depreciation, depletion and amortization.

     In addition, the cash portion of the purchase price can fluctuate from between $0.25 to $5.25 per share of Prize common stock, depending on the market price of Magnum Hunter common stock for the period defined in the merger agreement. This could cause the cash portion of the purchase price to fluctuate from between $3.1 million and $65.8 million, which would result in a different amount of cash borrowed than assumed in these pro forma financial statements and impact the amount of related interest expense.

                         MAGNUM HUNTER RESOURCES, INC.

              NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     The allocation of purchase price to proved and unproved oil and gas properties is based on internal engineering reports. These reports are based upon Magnum Hunter's review of Prize's production histories and other geological, economic, ownership and engineering data.

     On June 29, 2001, the Financial Accounting Standards Board issued a new business combinations financial accounting standard and a new goodwill and intangible asset financial accounting standard. The new business combinations financial accounting standard and the portion of the new intangible asset financial accounting standard related to the elimination of the requirement to amortize goodwill are effective for acquisitions completed after June 30, 2001 and therefore no amortization for goodwill has been included for the purchase of Prize. Instead, goodwill will be subject to an annual impairment test.

     The treasury stock of Prize will be cancelled as a condition of the merger agreement.

     (f) In connection with the merger, Magnum Hunter intends to enter into a new credit facility to consolidate Magnum Hunter's and Prize's existing credit facilities into a new credit facility and fund the cash portion of the purchase price and other expenses of the merger. As noted above, the cash portion of the purchase price can fluctuate based on the price of Magnum Hunter common stock over the period defined in the merger agreement. There can be no assurance that Magnum Hunter will be able to enter into a new credit facility or that such facility can be entered into at interest rates comparable to the existing interest rates. Magnum Hunter expects to incur $3.5 million of deferred financing costs in the issuance of the new debt.

     (g) In connection with the refinancing of existing credit facilities, Magnum Hunter will recognize a loss of $1.2 million ($756 thousand, net of tax), related to the write-off of unamortized deferred financing costs of the old credit facility.

     (h) Basic net income from continuing operations per common share is computed by dividing the net income from continuing operations attributable to common stockholders by the weighted average number of shares of Magnum Hunter common stock outstanding during the period and adjusted for the pro forma common stock issued as a result of the merger. Diluted net income from continuing operations per common share is calculated in the same manner, but also considers the impact to net income from continuing operations and common shares for the potential dilution from stock options, stock warrants and any other outstanding convertible securities.

                         MAGNUM HUNTER RESOURCES, INC.

              NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

(3) SUPPLEMENTAL OIL AND GAS RESERVE AND STANDARDIZED MEASURE INFORMATION

     The following table presents the pro forma estimate of the proved oil and gas reserves as of December 31, 2000 for Magnum Hunter.

                    ESTIMATED QUANTITIES OF PROVED RESERVES

                                                                              PRO FORMA
                                              MAGNUM HUNTER      PRIZE      MAGNUM HUNTER
                                               OIL/LIQUIDS    OIL/LIQUIDS    OIL/LIQUIDS
                                                 (MBBL)         (MBBL)         (MBBL)
                                              -------------   -----------   -------------
Proved reserves.............................     22,303         49,038         71,341
Proved developed reserves...................     13,923         36,383         50,306
Proved undeveloped reserves.................      8,380         12,655         21,035

                                                                            PRO FORMA
                                                MAGNUM HUNTER    PRIZE    MAGNUM HUNTER
                                                     GAS          GAS          GAS
                                                   (MMCF)       (MMCF)       (MMCF)
                                                -------------   -------   -------------
Proved reserves...............................     233,208      298,430     531,638
Proved developed reserves.....................     179,697      223,977     403,674
Proved undeveloped reserves...................      53,511       74,453     127,964

                                                                                    PRO FORMA
                                            MAGNUM HUNTER          PRIZE          MAGNUM HUNTER
                                           TOTAL EQUIVALENT   TOTAL EQUIVALENT   TOTAL EQUIVALENT
                                               (MMCFE)            (MMCFE)            (MMCFE)
                                           ----------------   ----------------   ----------------
Proved reserves..........................      367,026            592,658            959,684
Proved developed reserves................      263,235            442,275            705,510
Proved undeveloped reserves..............      103,791            150,383            254,174

     Estimated quantities of proved net reserves include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at December 31, 2000, under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

     Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of the available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revisions of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

                         MAGNUM HUNTER RESOURCES, INC.

              NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a summary of the pro forma standardized measure of discounted cash flows for Magnum Hunter and Prize combined related to the proved oil and gas reserves. For these calculations, estimated future cash flows from estimated future production or proved reserves were computed using oil and gas prices as of December 31, 2000. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic life of the properties, and costs were not escalated for the future. The information presented below should not be viewed as an estimate of the fair value of the acquired interests, nor should it be considered indicative of any future trends.

                                                            DECEMBER 31, 2000
                                                   ------------------------------------
                                                                             PRO FORMA
                                                     MAGNUM                    MAGNUM
                                                     HUNTER       PRIZE        HUNTER
                                                   ----------   ----------   ----------
                                                              (IN THOUSANDS)
Future cash inflows..............................  $2,685,776   $4,002,437   $6,688,213
Future production costs..........................    (559,596)    (902,008)  (1,461,604)
Future development costs.........................     (84,158)    (124,384)    (208,542)
                                                   ----------   ----------   ----------
Future net cash flows, before income tax.........   2,042,022    2,976,045    5,018,067
Future income taxes..............................    (607,407)    (952,242)  (1,559,649)
                                                   ----------   ----------   ----------
Future net cash flows............................   1,434,615    2,023,803    3,458,418
Discounts of future net cash flows at 10% per
  annum..........................................    (629,692)    (902,458)  (1,532,150)
                                                   ----------   ----------   ----------
Standardized measure of discounted future net
  cash flows.....................................  $  804,923   $1,121,345   $1,926,268
                                                   ==========   ==========   ==========

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our common stock, preferred stock, articles of incorporation and bylaws is a summary only and is subject to the complete text of our articles of incorporation, bylaws and rights agreement. You are encouraged to read those documents carefully.

COMMON STOCK

     We are authorized to issue up to 100,000,000 shares of common stock, par value $0.002 per share, which will be increased to 200,000,000 shares if our stockholders approve a proposed amendment to our articles of incorporation at the stockholders meeting on March 13, 2002. As of December 31, 2001, 36,141,284 shares were issued and outstanding, and 5,862,333 shares were reserved for issuance upon the exercise of certain outstanding warrants and options. The holders of our common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by our board of directors from funds legally available for payment. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, and no shares of our common stock are subject to redemption or convertible into other of our securities. Upon liquidation, dissolution or winding up of Magnum Hunter, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of our common stock. Holders of our common stock do not have cumulative voting rights, so that holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members of our board of directors.

PREFERRED STOCK

     Under our articles of incorporation, as amended, our board of directors has the power, generally without further action by the holders of our common stock, to issue up to 10,000,000 shares of preferred stock, par value $.001, in one or more series as designated by our board of directors and to designate the relative rights and preferences of our preferred stock. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive to the interest of the holders of our common stock or other series of our preferred stock. The preferred stock will, when issued, be fully paid and non-assessable.

     Of the 10,000,000 shares of $.001 par value preferred stock Magnum Hunter is authorized to issue, 216,000 shares have been designated as Series A Preferred Stock, 925,000 shares have been designated as Series B Preferred Stock, 625,000 shares have been designated as Series C Preferred Stock, 1,000,000 shares have been designated as 1996 Series A Convertible Preferred Stock and 50,000 shares have been designated as 1999 Series A 8% Convertible Preferred Stock, although only the 1996 Series A Convertible Preferred Stock was outstanding as of February 8, 2002. In connection with our stockholders' rights plan, the board of directors also designated 500,000 shares of preferred stock as 1998 Series A Junior Participating Preferred Stock upon certain triggering events under our stockholder rights plan.

     As of February 8, 2002, there were outstanding 1,000,000 shares of our 1996 Series A Convertible Preferred Stock, all of which were held by our subsidiary, Bluebird Energy, Inc. The shares have a stated and liquidation value of $10.00 per share and pay a fixed annual cumulative dividend of 8.75% payable quarterly in arrears. The shares are convertible into shares of our common stock at a conversion price of $5.25 per share, subject to adjustments. We have an option to exchange these shares into convertible subordinated debentures of equivalent value. The holders of these shares also have the right to require us to redeem all or any part of the shares upon certain sales of all or substantially all of our assets or upon changes in control. The holders of these shares are entitled, on all matters submitted for a vote of the holders of shares of common stock, to an as-converted number of votes.

     The issuance of additional preferred stock may have the effect of delaying or preventing a change in control of Magnum Hunter without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of our common stock. In certain circumstances, the issuance of preferred stock could depress the market price of our common stock. The board of directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a certificate of designation defining the rights and preferences of such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies may be obtained from Magnum Hunter.

WARRANTS

     Other than up to 7,228,457 warrants being distributed to our stockholders of record as of January 10, 2002 pursuant to this document and warrants covering an aggregate of 644,749 shares of our common stock previously issued to our officers and directors, we have no warrants outstanding. The warrants issued to our officers and directors have an exercise price of $6.75 per share and expire year-end 2003.

ANTI-TAKEOVER PROVISIONS

     Some provisions in our articles of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

     BLANK CHECK PREFERRED STOCK. Our articles of incorporation authorize blank check preferred stock. Our board of directors can set the voting, redemption, conversion and other rights relating to the preferred stock and can issue the stock in either a private or public transaction. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company.

     STOCKHOLDERS' RIGHTS PLAN. We have a stockholders' rights plan which was adopted in 1998. Under this plan, one right is attached to each outstanding share of common stock. The rights are exercisable only if a person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of our common stock, a so-called "acquiring person." Each right entitles the registered holder to purchase from us one one-hundredth of a share of 1998 Series A Junior Participating Preferred Stock at an exercise price of $35. The existence of the rights may, under some circumstances, render more difficult or discourage attempts to acquire us. In conjunction with entering into the merger agreement with Prize, we amended our rights plan so that Natural Gas Partner V, L.P. will not be an acquiring person under this plan upon its acquisition of more than 15% of our common stock pursuant to the merger agreement.

INDEMNIFICATION

     The General Corporation Law of Nevada generally limits the liability of directors and officers for breach of fiduciary duty to those circumstances involving intentional misconduct, fraud or knowing violations of law. Therefore, a director or officer cannot be held liable for damages to Magnum Hunter or its stockholders for gross negligence or lack of due care in carrying out his or her fiduciary duties as a director or officer. Nevada law, with certain exceptions, permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he or she successfully defends himself or herself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Magnum Hunter pursuant to the foregoing provisions or otherwise, Magnum Hunter has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed under the Securities Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

     The validity of the issuance of the warrants and the shares of common stock offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas.

                                    EXPERTS

     The consolidated balance sheets of Magnum Hunter and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of Prize and its subsidiaries as of December 31, 2000 and 1999, the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2000 and the period from inception (January 15, 1999) to December 31, 1999 and the statement of revenue and direct operating expenses for the producing properties acquired by Prize from Pioneer Natural Resources USA, Inc. for the year ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as stated in their reports, which are incorporated by reference in this document and have been so incorporated in reliance on the reports of such firm, given upon their authority as experts in accounting and auditing.

     The estimated reserve evaluations and related calculations for Magnum Hunter of DeGolyer and MacNaughton, Ryder Scott Company, L.P. and Cawley Gillespie & Associates, Inc., each independent petroleum engineering consultants, included or incorporated by reference in this document have been included or incorporated by reference in reliance on the authority of said firms as experts in petroleum engineering.

     The estimates of Prize's historical proved oil and natural gas reserves were prepared by Prize as of December 31, 2000, 75% of the PV-10 value of which has been audited by Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants.

                    IF YOU WOULD LIKE ADDITIONAL INFORMATION

     Federal securities law requires Magnum Hunter and Prize to file information with the SEC concerning their respective business and operations. Accordingly, Magnum Hunter and Prize file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document filed by Magnum Hunter and Prize at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public on the SEC's web site at: http://www.sec.gov. Copies of these reports, proxy statements and other information can also be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

     Magnum Hunter has filed with the SEC a registration statement on Form S-3. This document is a part of the registration statement. As allowed by the SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information with respect to Magnum Hunter, Prize, the Magnum Hunter common stock and warrants and related matters, you should consult the registration statement and its exhibits. Statements contained in this document concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for additional information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

     The rules and regulations of the SEC permit the information Magnum Hunter and Prize file with the SEC to be "incorporated by reference." This means that Magnum Hunter and Prize can disclose important information to you by referring you to the other information Magnum Hunter and Prize have filed with the SEC. The information that has been incorporated by reference is considered to be part of this document. Information that Magnum Hunter and Prize file later with the SEC will automatically update and supersede this information.

     The documents listed below and any filings Magnum Hunter or Prize will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act following the date of this document, until the expiration of the warrants offering, are incorporated by reference:

     For Magnum Hunter:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     - Quarterly Reports on Form 10-Q for the period ended March 31, 2001, June 30, 2001 and September 30, 2001; and

     - Current Reports on Form 8-K filed with the SEC on May 16, 2001, October 9, 2001 and December 27, 2001.

     For Prize:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     - Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001 and September 30, 2001; and

     - Current Report on Form 8-K filed with the SEC on December 27, 2001.

     You can request a free copy of the above filings or any filings subsequently incorporated by reference into this document by writing or calling:

     Magnum Hunter:

        Magnum Hunter Resources, Inc.
        600 East Las Colinas Boulevard, Suite 1100
        Irving, Texas 75039
        Attention: Michael P. McInerney, Vice President, Development and Investor Relations

     Telephone requests may be directed to (972) 401-0752.

     Magnum Hunter has not authorized anyone, including any salesman or broker, to give any information or make any representation that differs from or adds to the information in this document or in the documents that Magnum Hunter files publicly with the SEC or in the Prize documents to the extent we have incorporated them by reference. Therefore, you should not rely upon any information that differs from or is in addition to the information contained in this document, in the documents that Magnum Hunter files publicly with the SEC or in any document that Magnum Hunter incorporates by reference from Prize's SEC filings.

     As you read the above documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between any other document and this document, you should rely on the statements made in the most recent document.

     This document is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted. This document is not an offer to sell nor is it seeking an offer to buy securities other than the shares of common stock to be issued upon the exercise of the warrants distributed in the warrants offering. The information contained in this document is correct only as of the date of this document, regardless of the time of the delivery of this document or any sale of these securities.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this document in any such jurisdiction. Persons who come into possession of this document in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this document applicable in the jurisdiction.

                        COMMONLY USED OIL AND GAS TERMS

     As used in this document:

     - "Mcf" means thousand cubic feet;

     - "MMcf" means million cubic feet;

     - "Bcf" means billion cubic feet;

     - "Bbl" means barrel;

     - "MBbls" means thousand barrels;

     - "MMBbls" means million barrels;

     - "BOE" means barrel of oil equivalent;

     - "MMBOE" means million barrels of oil equivalent;

     - "Btu" or "British Thermal Unit" means the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit;

     - "MMBtu" means million British Thermal Units;

     - "Mcfe" means thousand cubic feet of natural gas equivalent;

     - "MMcfe" means million cubic feet of natural gas equivalent; and

     - "Bcfe" means billion cubic feet of natural gas equivalent.

     Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids. All estimates of reserves, unless otherwise noted, are reported on a "net" basis. Information regarding production, acreage and numbers of wells is set forth on a gross basis, unless otherwise noted.

     - "Proved reserves" means the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes

             (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

             (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          (iii) Estimates of proved reserves do not include the following:

             (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

             (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

             (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

             (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

     - "PV-10" means the pre-tax present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of 10% and assuming continuation of existing economic conditions.

     - "Proved developed oil and gas reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     - "Proved undeveloped reserves" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     - "Reserve Life" is an estimate of the productive life of a proved reservoir and for purposes of this document is calculated by dividing the proved reserves (on an Mcfe basis) at the end of the period by historical production volumes for the prior 12 months.

     - "Standardized Measure of Discounted Future Net Cash Flows" means PV-10 after income taxes.

                              [MAGNUM HUNTER LOGO]

                                Warrants Agent:

                    American Stock Transfer & Trust Company
                          59 Maiden Lane, Plaza Level
                               New York, NY 10038
                                 (718) 921-8200

        FOR MORE INFORMATION REGARDING               FOR GENERAL INFORMATION REGARDING
        THE WARRANTS OFFERING CONTACT:                     MAGNUM HUNTER CONTACT:
        ------------------------------               ---------------------------------
              Morgan F. Johnston                            Michael P. McInerney
Vice President, General Counsel and Secretary      Vice President, Development & Investor
    600 East Las Colinas Blvd., Suite 1100                       Relations
             Irving, Texas 75039                   600 East Las Colinas Blvd., Suite 1100
                (972) 401-0752                              Irving, Texas 75039
                                                               (972) 401-0752

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses in connection with this Registration Statement. We will pay all expenses of the warrants offering. All such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and the American Stock Exchange.

Securities and Exchange Commission filing fee...............   $  9,975
American Stock Exchange listing fee.........................     55,000
Printing fees and expenses..................................     25,000
Legal fees and expenses.....................................     25,000
Blue sky fees and expenses..................................      1,000
Warrants agent fee..........................................      7,000
Miscellaneous...............................................      2,025
                                                               --------
          TOTAL:............................................   $125,000
                                                               ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The General Corporation Law of Nevada generally limits the liability of directors and officers for breach of fiduciary duty to those circumstances involving intentional misconduct, fraud or knowing violations of law. Therefore, a director or officer cannot be held liable for damages to Magnum Hunter or its stockholders for gross negligence or lack of due care in carrying out his or her fiduciary duties as a director or officer. Nevada law, with certain exceptions, permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he or she successfully defends himself or herself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation.

     Magnum Hunter maintains in effect directors and officers liabilities insurance providing customary coverage for its directors and officers against losses resulting from wrongful acts committed by them in their capacities as directors and officers of Magnum Hunter.

ITEM 16.  EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
4.1*      Form of Warrants Agreement by and between Magnum Hunter
          Resources, Inc. and American Stock Transfer & Trust Company,
          as warrants agent
4.2*      Form of warrant certificate
5.1*      Opinion of Fulbright & Jaworski L.L.P.
23.1      Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
          5.1)
23.2*     Consent of Deloitte & Touche LLP
23.3*     Consent of Ernst & Young LLP
23.4*     Consent of Ryder Scott Company, L.P.
23.5*     Consent of DeGolyer and MacNaughton
23.6*     Consent of Cawley Gillespie & Associates, Inc.
23.7*     Consent of Netherland, Sewell & Associates, Inc.
24.1      Powers of Attorney (included on signature page)
99.1*     Form of Letter to Stockholders

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
99.2*     Form of Letter to Brokers
99.3*     Consent of Person About to Become a Director -- James R.
          Latimer III
99.4*     Consent of Person About to Become a Director -- Robert
          Kelley

---------------

* Filed herewith

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Irving, State of Texas, on February 11, 2002.

                                          MAGNUM HUNTER RESOURCES, INC.
                                          (Registrant)

                                          By:       /s/ GARY C. EVANS
                                            ------------------------------------
                                                      Gary C. Evans,
                                            Chairman of the Board, President,
                                           Chief Executive Officer and Director

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gary C. Evans, Chris Tong and Morgan F. Johnston his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign, execute and file with the Securities and Exchange Commission and any state securities regulatory board or commission any documents relating to the proposed issuance and registration of the securities offered pursuant to this Registration Statement on Form S-3 under the Securities Act, as amended, including any amendment or amendments relating thereto (and, in addition, any Registration Statement filed pursuant to Rule 462(b) under the Securities Act, as amended, for the offering to which this Registration Statement relates), with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                    SIGNATURE                                     TITLE                       DATE
                    ---------                                     -----                       ----

                /s/ GARY C. EVANS                         Chairman of the Board,        February 11, 2002
 ------------------------------------------------       President, Chief Executive
                  Gary C. Evans                      Officer and Director (Principal
                                                            Executive Officer)


                  /s/ CHRIS TONG                     Senior Vice President and Chief    February 11, 2002
 ------------------------------------------------      Financial Officer (Principal
                    Chris Tong                              Financial Officer)


               /s/ DAVID S. KRUEGER                      Vice President and Chief       February 11, 2002
 ------------------------------------------------     Accounting Officer (Principal
                 David S. Krueger                          Accounting Officer)


              /s/ GERALD W. BOLFING                              Director               February 11, 2002
 ------------------------------------------------
                Gerald W. Bolfing

                    SIGNATURE                                     TITLE                       DATE
                    ---------                                     -----                       ----

                  /s/ JERRY BOX                                  Director               February 11, 2002
 ------------------------------------------------
                    Jerry Box


                  /s/ JIM KNEALE                                 Director               February 11, 2002
 ------------------------------------------------
                    Jim Kneale


                /s/ DAVID L. KYLE                                Director               February 11, 2002
 ------------------------------------------------
                  David L. Kyle


              /s/ OSCAR C. LINDEMANN                             Director               February 11, 2002
 ------------------------------------------------
                Oscar C. Lindemann


               /s/ MATTHEW C. LUTZ                               Director               February 11, 2002
 ------------------------------------------------
                 Matthew C. Lutz


             /s/ JOHN H. TRESCOT, JR.                            Director               February 11, 2002
 ------------------------------------------------
               John H. Trescot, Jr.


               /s/ JAMES E. UPFIELD                              Director               February 11, 2002
 ------------------------------------------------
                 James E. Upfield

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
4.1*      Form of Warrants Agreement by and between Magnum Hunter
          Resources, Inc. and American Stock Transfer & Trust Company,
          as warrants agent
4.2*      Form of warrant certificate
5.1*      Opinion of Fulbright & Jaworski L.L.P.
23.1      Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
          5.1)
23.2*     Consent of Deloitte & Touche LLP
23.3*     Consent of Ernst & Young LLP
23.4*     Consent of Ryder Scott Company, L.P.
23.5*     Consent of DeGolyer and MacNaughton
23.6*     Consent of Cawley Gillespie & Associates, Inc.
23.7*     Consent of Netherland, Sewell & Associates, Inc.
24.1      Powers of Attorney (included on signature page)
99.1*     Form of Letter to Stockholders
99.2*     Form of Letter to Brokers
99.3*     Consent of Person About to Become a Director -- James R.
          Latimer III
99.4*     Consent of Person About to Become a Director -- Robert
          Kelley

---------------

* Filed herewith